SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended June 30, 2005

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2005

INDEX

Financial Statements

       7001 Management Report
       7002 Balance Sheet
       7003 Statement of Income
       7004 Statement of Changes in Stockholders' Equity
       7005 Statement of Changes in Financial Position
       7006 Consolidated Balance Sheet
       7007 Consolidated Statement of Income
       7008 Consolidated Statement of Changes in Stockholders' Equity
       7009 Consolidated Statement of Changes in Financial Position
       7010 Financial Group Balance Sheet
       7011 Financial Group Statement of Income
       7012 Financial Group Statement of Changes in Financial Position
       7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

       7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

       7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

       7016 Marketable Securities by Type and Maturity
       7017 Marketable Securities by Balance Sheet Account and Maturity
       7018 Concentration of Marketable Securities, Lending Operations Portfolio and
       7019 Maturity of Lending Operations Portfolio
       7020 Flow of Lending Operations Portfolio
       7021 Geographical Distribution of Lending Operations Portfolio and Deposits
       7022 Risk Level of Lending Operations Portfolio
       7023 Lending Operations Portfolio by Index
       7024 Credit Assignment
       7025 Lending Operations Portfolio by Amount and Risk Level
       7026 Fixed Assets
       7027 Funding by Maturity

Risk Management

       7028 Operational Limits

Complemental Statistical Information

      7029 Branches Financial Information
      7030 Taxes and Charges
      7031 Correspondent Banks Transactions
      7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

       7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

       7034 Provisions
       7035 Capital
       7036 Cash Dividends Paid
       7037 Changes on Capital in the Reference Period
       7038 Commitments and Guarantees
       7039 Assets and Liabilities Denominated in Foreign Currency
       7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Units selected to compose the Ibovespa

The Units (Bovespa: UBBR11) became part of the Bovespa Index (Ibovespa) portfolio on May 2, 2005, with an initial weight of 0.984% . Such weight was increased to 1.061% by August 9. Each Unit represents one preferred share of Unibanco and one preferred share of Unibanco Holdings. The inclusion of the Unit in the Ibovespa was driven by a series of initiatives to foster its liquidity in Brazil.

New Brand

In March, 2005, Unibanco adopted a new marketing positioning and revamped its brand. The internal restructuring conducted in 2004 sought to streamline structures and processes, in the relentless pursuit of synergies and resource optimization. The new marketing positioning follows this path. A simpler, clearer, closer and agile bank – this is where Unibanco plans to direct and sharpen its efforts going forward.

The logo was changed in both form and color. Blue replaces the black and the “link” symbol, a consummate icon of synergy and commitment, was reviewed and updated. The logo itself was only slightly changed, maintaining its original strength.

Brazilian Economy

During the first half of 2005, the basic interest rate (Selic), as set by the Central Bank, increased to 19.75% p.a. The accrued IPCA (consumer price index) for the first half of the year reached 3.2% . Between January and June, industrial production posted expansion of 5.6% . Public accounts maintained their primary surplus, representing an amount equal to 6.4% of GDP during the period.

The real appreciated 11.5% vs. the US dollar during the first half of the year. The trade balance continued to be strong, posting a US$19.7 billion surplus from January to June. In terms of sovereign risk perception, a marginal deterioration occurred: the EMBI-Brazil index reached 411 basis points by the end of the first half of the year.

Business Units

Retail

Retail businesses serve around 19.3 million customers at Unibanco. The commercial bank serves individuals and small and medium enterprises (SME); Unicard and Hipercard are credit card businesses; Fininvest, PontoCred and LuizaCred are companies that focus on Consumer Finance; and Unibanco Financeira promotes financing of cars and heavy vehicles.

The total individual loan portfolio amounted to R$13,359 million on June 30, 2005. Of this amount, R$2,571 million were comprised of consumer finance companies loans; R$2,881 million were credit card loan portfolio and R$7,907 million were commercial bank and other companies’ loans. The SME segment was restructured in 2004 and Retail became responsible for coordinating the activities related to companies with up to R$150 million revenues per year. The SME loan portfolio reached R$6,414 million at the end of first half 2005.

Unibanco and its subsidiary and affiliated companies, Fininvest, LuizaCred, PontoCred and Tecban (Banco 24 Horas), ended the first half 2005 with a network of 16,923 service outlets: 1,270 branches and corporate-site branches; 258 Fininvest stores; 12,117 Fininvest points-of-sale (retailers); 335 LuizaCred stores; 340 PontoCred stores; and 2,603 Banco 24 Horas sites.

The Consumer Credit Companies

As part of the Retail structure, Unibanco’s Consumer Credit Companies are present in the credit card and consumer finance segments. In the credit card segment, Unibanco is present by means of Unicard, Hipercard and Redecard. In the consumer finance segment, Unibanco acts through Fininvest, PontoCred (partnership established with Globex, parent company of the Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain) and Sonaecred (partnership with Sonae Distribuição Brasil chain).

Unicard Banco Múltiplo S.A. issued 1.5 million new cards in the first half of 2005. The loan portfolio reached R$1,756 million at period-end. New alliances in the co-branded segment were developed, helping consolidate its market position in this segment.

Hipercard, the credit card business originated from Bompreço supermarket chain and acquired by Unibanco in March, 2004, ended the first half 2005 with R$1,125 million loan portfolio. The company is present in the Northeast, South and Southeast regions of the country, and acts as acquirer, issuer and processor of its cards. In the first half of the year, it has started to follow a new marketing positioning, with a new brand and a renewed product offer for its target clientele.

In the first half 2005, Fininvest generated equity income in the amount of R$99 million. The company had, in June 30, 2005: R$1,958 million in load portfolio; 258 stores and points-of-sale in excess of 12 thousand. During the period, 32 new partnerships were established in the private label segment.

Wholesale

With a strategy that blends regional knowledge and industry-specific expertise, focused on a long-term relationship, the Wholesale segment serves companies with annual sales greater than R$150 million and institutional investors. It has consistently ranked among the industry leaders in mergers and acquisitions, project finance, and fixed income and equity markets.

During the first half 2005, Unibanco:

  Released R$1.1 billion as financial agent for the BNDES (National Economic and Social Development Bank), of which R$708 million in 2Q05, reaching 3rd place in the BNDES ranking, with 9.6% market share.
  Ranked 2nd in the BNDES-exim type, with releases in the amount of R$602 million and 21.7% market share.
  Stood out in the debt securities market, as coordinator of eight debenture issues (Cadip, Ampla, Sabesp, Votorantim Finanças, Tractebel, Coelba, Telemar, Vicunha Siderurgia, Eletropaulo and Copel), in a total amount of R$6.7 billion. According to the Anbid (National Association of Investment Banks) , Unibanco ranks 3rd in debenture origination and distribution in 2005.
  Was the 2nd most active bank at Cetip (Custody and Settlement), in the derivatives market, with portfolio positions of R$2.34 billion, strengthening its position among the most active banks in swap transactions.
  Reached US$1.8 billion balance of foreign trade financing from import and export transactions, as well as international guaranties.
  In project finance, issued convertible debentures for a total of R$255 million for an 11-year term. Proceeds will be directed to build the Fundação and Santa Clara hydroelectric complex, which will result in 250 MW installed power for Elejor (a Copel subsidiary).
  Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logística) Units, in the amount of approximately R$573 million.
  Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.
  Structured a revolving credit facility for a total of US$ 100 million for Odebrecht Overseas Ltd, acting as one of the Leading Coordinators as well as Administrative Agent. A syndicated import note facility operation of US$125 million was also completed for Braskem; Unibanco acted as joint arranger.

Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$160 million in the first half 2005.

Consolidated revenues for insurance and private pension plans amounted to R$2,211 million in the first half 2005.

Unibanco’s insurance and pension plan companies ranked fourth in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 8.1% market share (May, 2005).

The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of May 2005).

Insurance and private pension consolidated technical reserves amounted to R$6,272 million at the end of the first half 2005.

Insurance

Insurance net premiums written reached R$1,557 million in the first half 2005.

The combined ratio, which measures the operational efficiency of insurance companies, was 99.2% in the first half 2005. The same ratio, in the extended concept, which includes financial revenues, reached 85.7% .

Private Pension Plans

Unibanco AIG Previdência posted net earnings of R$37 million in the first half 2005. Revenues in the period reached R$654 million.

The company’s technical reserves amounted to R$4,839 million at the end of the first half 2005.

Wealth Management

The subsidiary company Unibanco Asset Management (UAM) ended June, 2005 with R$35,119 million in assets under management.

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s, for Valor Investee magazine, and published by the Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a triennial basis.

Standard & Poor’s Ratings Services reaffirmed, on July 20, 2005, the "AMP1" rating (very sound), reflecting the quality of Unibanco Asset Management – Banco de Investimentos S.A. practices in managing third parties' funds.

In the industry Global Ranking, published by Anbid, Private Bank assets under management, in June, 2005, were up 21.4% from December, 2004. Unibanco’s Private Bank holds the 2nd position, with 10.2% market share in June, 2005.

Human Resources

Unibanco, whose total staff was 26,999 professionals, invested approximately R$11.0 million in the first half of 2005 in various training and development activities, including MBA programs in Brazil and abroad, and the courses “Providing Service with Excellence” and “People Management”.

The objective of the “Providing Service with Excellence” program was to upgrade customer service practices of the Branch and Corporate Site Branch Network. In the first half 2005, 5,429 employees underwent training. The purpose of this program is to train the entire customer service network by October 2005, increasingly aligning people with Unibanco’s new positioning and profile of activity.

In February 2005, the bank started Module III of the People Management Program, as part of the ongoing development process for our leaderships. Its key objective is to develop critical success factors and to spur teams to pursue the defined strategies.

Instituted in the first quarter 2005, the Extrajudicial Conciliation Commission has the purpose of reducing the number of labor lawsuits and, consequently, of the liabilities related to them, enabling former employees to communicate directly to the Organization and union representatives. Up to June 2005, approximately 100 agreements with unions had been signed in several areas of the country.

Corporate Risk Management

In line with the best international practices, Unibanco has an independent and integrated area, reporting to the Executive Vice-President responsible for Legal, Internal Auditing, Risk Management and Institutional Relations.

Therefore, market and liquidity risk management is carried out by the daily monitoring of the levels of exposure to risks vs. the established limits, using tools such as VaR, sensitivity analysis and stress testing.

The credit risk management aims to provide support to strategy definition, as well as setting limits and anticipating trends, and evaluating the efficacy of the credit policy.

Operating risk management is performed by the use of self-evaluation tools, monitoring of processes and services, and the quantitative measurement of operating losses, thus enabling a sound culture of monitoring and mitigating operating risks.

Through a proprietary calculation methodology and the allocation of economic capital, the area consolidates risks and helps to optimize the Conglomerate’s risk/return ratio.

Corporate Governance

The best corporate governance practices have long been present in Unibanco’s day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with the basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act with agility whenever required by scenario changes.

Quarterly Dividends

Since the first quarter 2005, Unibanco has been distributing quarterly dividends. The first two quarterly payments took place on April 29 and July 29, 2005. The next quarterly payments for 2005 are scheduled to take place at the end of October, 2005 and January, 2006.

The net amount of interest on capital stock for the first quarter 2005, added to the 2Q05 payment, and to the complimentary payment relative to the first half 2005, was of R$282.6 million.

Unibanco’s distribution policy establishes a minimum payment of 35% of the annual net income, after legal reserves.

Proposed Global Public Offering of Units and GDSs

On July 15, Unibanco and Unibanco Holdings filed registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Geral de Depósitos (CGD). The offering will consist of Units (Bovespa: UBBR11) and Global Depositary Shares (NYSE: UBB).

Following the offering, Unibanco and CGD will maintain their current commercial relationship and cooperate in developing Unibanco's business in Portugal and CGD's business in Brazil.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the first half 2005, Unibanco paid professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes for a total of R$1,743 thousand, or approximately 40% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period. Such value refers to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined and previously approved by that body, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and the procedures.

Unibanco’s Stock

The Unit is a member of the following Bovespa indices (weights as of August 9):

  Ibovespa, 1.061% weight;
  IBrX-50, 2.999% weight;
  IBrX-100, 2.661% weight;
  IGC, 4.628% weight.

Stock Trading

At Bovespa, the Units’ Average Daily Trading Volume (ADTV) in the first half 2005 stood at R$18.1 million. GDSs’ ADTV at the New York Stock Exchange (NYSE) exceeded US$18 million for the same period.

Subsequent Event – Perpetual Securities

In July, 2005, Unibanco issued a perpetual bond in the total amount of US$500 million, which a coupom of 8.70% per annum. The Securities received a rating of Ba2 by Moody's Investors Service, Inc. Approximately 875 investors took part in the book, mainly from the Asian and private banking markets, thus expanding Unibanco's breadth of offerings in the international capital markets and its investor base, while further solidifying Unibanco's funding sources.

Social Responsibility

Unibanco Institute

For the Unibanco Institute, the first half 2005 was a period of major achievements and progress. Alliances for the execution of the following projects were renewed: From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO); Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NGO); Citizenship Training (the Carpe Diem Association); Basic Training for Senior Citizen Caretakers (SEADS); Solidary Literacy (with an NGO of the same name); Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide); Preparation for Work Program (Solidary Training). All the projects are of an educational nature and directed to low income youngsters, with the purpose of educating them and of including them in society.

Besides the projects already listed, which will help hundreds of people, the Unibanco Institute stood out, in the first half of this year, for certain activities of an ad hoc nature, the key example of which is fund raising among Unibanco employees, clients, partners and suppliers in support of Sri Lanka orphans, following the tsunami tragedy that devastated part of Asia in December 2004.

During the period, we also highlight the growth of the Unibanco Institute’s own projects: the “Centro de Estudos” (Study Center), where several activities directed at youngsters from Distrito Raposo Tavares are developed; and the successful “Junior Achievement” Program that, in its fourth year of partnership, reaches approximately 4,500 students of the official educational system countrywide. Junior Achievement relies on 400 volunteers from Unibanco.

Moreira Salles Institute

Created in 1990, The Moreira Salles Institute is a non-profit organization committed to the dissemination of Brazilian culture and, above all, to the preservation of its memory, developing its own projects in the areas of photography, literature, cinema, music and visual arts.

The main highlights of the Moreira Salles Institute during the first half of 2005 were:

  More than 33 thousand visitors to the 18 exhibitions offered during the period.
  184 guided tours for 8,473 students at these exhibitions.
  52 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 1.5 million attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.

7002 - BALANCE SHEET

CODE	DESCRIPTION	June 30, 2005

10.0.0.00.00.00	TOTAL ASSETS	72,016,163.32
10.1.0.00.00.00	CURRENT ASSETS	47,702,854.72
10.1.1.00.00.00	CASH AND DUE FROM BANKS	884,206.05
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	17,246,921.47
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	9,938,011.47
10.1.2.22.00.00	Interbank Deposits	7,308,910.00
10.1.3.00.00.00	MARKETABLE SECURITIES	4,217,475.29
10.1.3.10.00.00	Own Portfolio	2,858,645.43
10.1.3.20.00.00	Subject to Repurchase Commitments	367,472.93
10.1.3.45.00.00	Securities Subject to Commitments	84.76
10.1.3.70.00.00	Pledged with Brazilian Central Bank	80,991.66
10.1.3.40.00.00	Pledged under Guarantees Rendered	160,383.10
10.1.3.85.00.00	Derivative Financial Instruments	749,897.41
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,473,871.50
10.1.4.10.00.00	Payments and Receipts Pending Settlement	657,828.09
10.1.4.20.00.00	Compulsory Deposits	4,779,069.84
10.1.4.20.10.00	Brazilian Central Bank	4,777,708.77
10.1.4.20.40.00	National Housing System - SFH	1,361.07
10.1.4.80.00.00	Correspondent Banks	36,973.57
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	25,466.16
10.1.5.10.00.00	Third-party Funds in Transit	191.40
10.1.5.20.00.00	Internal Transfers of Funds	25,274.76
10.1.6.00.00.00	LENDING OPERATIONS	14,351,875.76
10.1.6.10.00.00	Lending Operations	15,227,443.22
10.1.6.10.10.00	Public Sector	424,274.35
10.1.6.10.20.00	Private Sector	14,803,168.87
10.1.6.90.00.00	Allowance for Losses on Lending	(875,567.46)
10.1.8.00.00.00	OTHER CREDITS	5,286,061.40
10.1.8.20.00.00	Foreign Exchange Portfolio	3,769,673.67
10.1.8.30.00.00	Income Receivable	117,744.30
10.1.8.40.00.00	Negotiation and Intermediation of Securities	67.88
10.1.8.70.00.00	Sundry	1,444,649.66
10.1.8.90.00.00	Allowance for Losses on Other Credits	(46,074.11)
10.1.9.00.00.00	OTHER ASSETS	216,977.09
10.1.9.40.00.00	Other Assets	81,409.73
10.1.9.70.00.00	Allowance for Other Assets Losses	(20,773.16)
10.1.9.90.00.00	Prepaid Expenses	156,340.52
10.2.0.00.00.00	LONG-TERM ASSETS	18,392,848.20
10.2.2.00.00.00	INTERBANK INVESTMENTS	628,088.31
10.2.2.22.00.00	Interbank Deposits	628,088.31
10.2.3.00.00.00	MARKETABLE SECURITIES	6,838,951.80
10.2.3.10.00.00	Own Portfolio	3,036,591.29
10.2.3.20.00.00	Subject to Repurchase Commitments	3,124,257.94
10.2.3.70.00.00	Pledged with Brazilian Central Bank	16,347.29
10.2.3.40.00.00	Pledged under Guarantees Rendered	408,398.09
10.2.3.85.00.00	Derivative Financial Instruments	253,357.19
10.2.4.00.00.00	INTERBANK ACCOUNTS	47,679.73
10.2.4.20.00.00	Compulsory Deposits	47,679.73
10.2.4.20.40.00	National Housing System - SFH	47,679.73
10.2.6.00.00.00	LENDING OPERATIONS	7,876,216.51
10.2.6.10.00.00	Lending Operations	8,180,560.16
10.2.6.10.10.00	Public Sector	261,763.05
10.2.6.10.20.00	Private Sector	7,918,797.11
10.2.6.90.00.00	Allowance for Losses on Lending	(304,343.65)
10.2.8.00.00.00	OTHER CREDITS	2,914,606.42
10.2.8.10.00.00	Receivables on Guarantees Honored	29,813.44
10.2.8.30.00.00	Income Receivable	1,905.91
10.2.8.70.00.00	Sundry	2,888,307.13
10.2.8.90.00.00	Allowance for Losses on Other Credits	(5,420.06)
10.2.9.00.00.00	OTHER ASSETS	87,305.43
10.2.9.90.00.00	Prepaid Expenses	87,305.43
10.3.0.00.00.00	PERMANENT ASSETS	5,920,460.40
10.3.1.00.00.00	INVESTMENTS	5,193,606.60
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,161,512.97
10.3.1.20.10.00	Local	4,170,953.63
10.3.1.20.20.00	Foreign	990,559.34
10.3.1.50.00.00	Other Investments	62,842.76
10.3.1.90.00.00	Allowance for Losses	(30,749.13)
10.3.2.00.00.00	FIXED ASSETS	332,626.09
10.3.2.30.00.00	Land and buildings in use	167,746.41
10.3.2.40.00.00	Other Fixed Assets	796,065.96
10.3.2.90.00.00	Accumulated Depreciation	(631,186.28)
10.3.4.00.00.00	DEFERRED CHARGES	394,227.71
10.3.4.10.00.00	Organization and Expansion Costs	859,061.61
10.3.4.90.00.00	Accumulated Amortization	(464,833.90)
40.0.0.00.00.00	TOTAL LIABILITIES	72,016,163.32
40.1.0.00.00.00	CURRENT LIABILITIES	37,024,863.26
40.1.1.00.00.00	DEPOSITS	20,202,321.36
40.1.1.10.00.00	Demand Deposits	3,200,787.49
40.1.1.20.00.00	Savings Deposits	5,161,290.02
40.1.1.30.00.00	Interbank Deposits	747,265.37
40.1.1.40.00.00	Time Deposits	11,092,841.49
40.1.1.90.00.00	Other Deposits	136.99
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,577,698.13
40.1.2.10.00.00	Own Portfolio	3,320,494.66
40.1.2.20.00.00	Third Parties Portfolio	2,944,853.43
40.1.2.30.00.00	Unrestricted Portfolio	312,350.04
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,103,486.28
40.1.3.30.00.00	Mortgage Notes	223,430.43
40.1.3.50.00.00	Securities Abroad	880,055.85
40.1.4.00.00.00	INTERBANK ACCOUNTS	626,567.49
40.1.4.10.00.00	Receipts and Payments Pending Settlement	616,851.20
40.1.4.40.00.00	Correspondent Banks	9,716.29
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	332,868.98
40.1.5.10.00.00	Third-Party Funds in Transit	310,840.54
40.1.5.20.00.00	Internal Transfer of Funds	22,028.44
40.1.6.00.00.00	BORROWINGS	2,343,931.41
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	294.49
40.1.6.30.00.00	Foreign Borrowings	2,343,636.92
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,381,104.82
40.1.7.10.00.00	National Treasury	8,485.29
40.1.7.30.00.00	BNDES (National Economic Development Bank)	601,640.95
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	752,937.21
40.1.7.90.00.00	Other Institutions	18,041.37
40.1.8.00.00.00	FOREIGN ONLENDINGS	43,777.53
40.1.8.10.00.02	Foreign Onlendings	43,777.53
40.1.9.00.00.00	OTHER LIABILITIES	4,413,107.26
40.1.9.10.00.00	Collection of Taxes and Social Contributions	256,915.68
40.1.9.20.00.00	Foreign Exchange Portfolio	2,453,594.44
40.1.9.30.00.00	Social and Statutory	364,631.71
40.1.9.40.00.00	Taxes and Social Security	227,836.24
40.1.9.50.00.00	Negotiation and Intermediation of Securities	1,398.35
40.1.9.85.00.00	Subordinated Debit	80,798.64
40.1.9.87.00.00	Derivative Financial Instruments	293,030.08
40.1.9.90.00.00	Sundry	734,902.12
40.2.0.00.00.00	LONG-TERM LIABILITIES	26,319,870.99
40.2.1.00.00.00	DEPOSITS	16,632,828.43
40.2.1.30.00.00	Interbank Deposits	1,753,507.86
40.2.1.40.00.00	Time Deposits	14,879,320.57
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	538,867.70
40.2.3.30.00.00	Mortgage Notes	2,554.27
40.2.3.50.00.00	Securities Abroad	536,313.43
40.2.6.00.00.00	BORROWINGS	379,749.51
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	761.26
40.2.6.30.00.00	Foreign Borrowings	378,988.25
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,186,465.19
40.2.7.10.00.00	National Treasury	62,847.16
40.2.7.30.00.00	BNDES (National Economic Development Bank)	1,987,926.91
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	71,489.66
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,064,201.46
40.2.8.00.00.00	FOREIGN ONLENDINGS	113,513.49
40.2.8.10.00.00	Foreign Onlendings	113,513.49
40.2.9.00.00.00	OTHER LIABILITIES	5,468,446.67
40.2.9.40.00.00	Taxes and Social Security	737,570.97
40.2.9.85.00.00	Subordinated Debt	1,693,404.62
40.2.9.87.00.00	Derivative Financial Instruments	251,042.91
40.2.9.90.00.00	Sundry	2,786,428.17
40.5.0.00.00.00	DEFERRED INCOME	11,728.96
40.5.1.00.00.00	Deferred Income	11,728.96
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,659,700.11
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,504,019.69
40.6.1.20.00.00	Foreign Residents	1,495,980.31
40.6.4.00.00.00	Capital Reserves	159,659.23
40.6.5.00.00.00	Revaluation Reserves	5,612.51
40.6.6.00.00.00	Revenue Reserves	3,591,518.05
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(46,828.01)
40.6.9.00.00.00	Treasury Stocks	(50,261.67)

7003 - STATEMENT OF INCOME

		From April 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to June 30, 2005	to June 30, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,713,950.79	5,410,754.92
10.1.1.10.10.11	Lending Operations	1,129,787.76	2,556,668.25
10.1.1.10.10.15	Marketable Securities	1,030,222.70	2,104,233.86
10.1.1.10.10.16	Derivative Financial Instruments	405,795.86	471,537.58
10.1.1.10.10.19	Compulsory Deposits	148,144.47	278,315.23
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,649,477.20)	(3,473,357.86)
10.1.1.10.20.12	Deposits and Securities Sold	(1,432,781.89)	(2,945,779.08)
10.1.1.10.20.14	Borrowings and Onlendings	173,708.49	(9,350.02)
10.1.1.10.20.18	Foreign Exchange Transactions	(203,293.67)	(198,120.73)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(187,110.13)	(320,108.03)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,064,473.59	1,937,397.06
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(407,640.91)	(673,026.56)
10.1.1.20.21.00	Services Rendered	411,243.00	809,018.27
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(367,813.93)	(716,126.40)
10.1.1.20.24.00	Other Administrative Expenses	(387,593.49)	(778,555.79)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(124,123.62)	(231,064.98)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	358,115.38	495,469.23
10.1.1.20.25.00	Other Operating Income	109,768.17	224,600.13
10.1.1.20.32.00	Other Operating Expenses	(407,236.42)	(476,367.02)
10.1.1.00.00.00	OPERATING INCOME	656,832.68	1,264,370.50
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(2,768.83)	(14,199.74)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	654,063.85	1,250,170.76
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(135,126.22)	(245,079.11)
10.2.1.00.00.00	Provision for Income Tax	(64,193.37)	(108,460.91)
10.2.2.00.00.00	Provision for Social Contribution	(22,471.77)	(44,894.15)
10.2.3.00.00.00	Deferred Tax Asset	(48,461.08)	(91,724.05)
10.3.0.00.00.00	PROFIT SHARING	(66,002.05)	(150,867.47)
10.0.0.00.00.00	NET INCOME	452,935.58	854,224.18
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(180,729.74)	(332,499.74)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000324272930561	0.000611569923928

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES
							AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT MARCH 31, 2005	5,000,000.00	159,219.11	7,401.07	391,109.72	2,684,170.08	(77,855.31)	249,497.32	(50,297.14)	8,363,244.85
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(5,464.91)	-	(5,464.91)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	(5,486.19)	-	5,486.19	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	31,027.30	-	-	31,027.30
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELLATION	-	18.40	-	-	-	-	-	86.14	104.54
00.0.1.12.00.00	RESTATEMENTS OF MEMBERSHIP CERTIFICATES	-	421.72	-	-	-	-	-	-	421.72
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBSIDIARIES/ASSOCIATED	-	-	(1,788.56)	-	-	-	-	-	(1,788.56)
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	-	(50.67)	(50.67)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	452,935.58	-	452,935.58
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	42,711.21	479,013.23	-	(521,724.44)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(180,729.74)		(180,729.74)
00.0.1.01.00.00	AT JUNE 30, 2005	5,000,000.00	159,659.23	5,612.51	433,820.93	3,157,697.12	(46,828.01)	-	(50,261.67)	8,659,700.11
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	440.12	(1,788.56)	42,711.21	473,527.04	31,027.30	(249,497.32)	35.47	296,455.26
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000129390944358

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2005
CODE	DESCRIPTION	to June 30, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	3,873,264.21
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	345,981.80
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(6,972.44)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(5,411.04)
10.3.3.00.00.00	Other (+/-)	(5,411.04)
10.5.0.00.00.00	THIRD PARTY FUNDS	3,539,665.89
10.5.1.00.00.00	Increase in Liabilities	2,530,364.38
10.5.1.01.00.00	Deposits	1,299,605.41
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	896,119.72
10.5.1.05.00.00	Mortgage notes	2,387.10
10.5.1.07.00.00	Interbank and Interdepartmental accounts	219,623.19
10.5.1.08.00.00	Borrowings and Onlendings	112,628.96
10.5.2.00.00.00	Decrease in Assets	657,524.00
10.5.2.06.00.00	Other Credits	657,524.00
10.5.3.00.00.00	Sale of Assets and Investments	232,891.79
10.5.3.02.00.00	Foreclosed Assets	4,988.65
10.5.3.03.00.00	Fixed Assets	2,308.52
10.5.3.05.00.00	Investments	225,594.62
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	118,885.72
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	4,413,386.11
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	180,729.74
20.4.0.00.00.00	INVESTMENTS IN	114,611.52
20.4.2.00.00.00	Foreclosed Assets	8,862.89
20.4.3.00.00.00	Fixed Assets	9,222.67
20.4.5.00.00.00	Investments	96,525.96
20.5.0.00.00.00	DEFERRED CHARGES	27,770.02
20.6.0.00.00.00	INCREASE IN ASSETS	3,021,422.88
20.6.1.00.00.00	Interbank Investments	1,773,937.15
20.6.2.00.00.00	Marketable Securities	305,855.70
20.6.3.00.00.00	Interbank and Interdepartmental accounts	82,865.46
20.6.4.00.00.00	Lending Operations	854,767.04
20.6.7.00.00.00	Other Assets	3,997.53
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,068,851.95
20.7.9.00.00.00	Other Liabilities	1,068,851.95
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(540,121.90)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,424,327.95
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	884,206.05
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(540,121.90)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	June 30, 2005

10.0.0.00.00.00	TOTAL ASSETS	82,992,320.73
10.1.0.00.00.00	CURRENT ASSETS	59,736,622.57
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,080,601.73
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	12,545,560.54
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	9,932,211.97
10.1.2.22.00.00	Interbank Deposits	2,613,348.57
10.1.3.00.00.00	MARKETABLE SECURITIES	11,141,937.30
10.1.3.10.00.00	Own Portfolio	9,517,979.56
10.1.3.20.00.00	Subject to Repurchase Commitments	389,051.85
10.1.3.45.00.00	Unrestricted Securities Subject to Commitments	84.76
10.1.3.70.00.00	Pledged with Brazilian Central Bank	83,350.26
10.1.3.40.00.00	Pledged under Guarantees Rendered	539,471.42
10.1.3.85.00.00	Derivative Financial Instruments	611,999.45
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,682,016.00
10.1.4.10.00.00	Payments and Receipts Pending Settlement	709,278.93
10.1.4.20.00.00	Compulsory Deposits	4,931,737.99
10.1.4.20.10.00	Brazilian Central Bank	4,930,376.92
10.1.4.20.40.00	National Housing System - SFH	1,361.07
10.1.4.80.00.00	Correspondent Banks	40,999.08
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	25,891.88
10.1.5.10.00.00	Third-party Funds in Transit	191.40
10.1.5.20.00.00	Internal Transfers of Funds	25,700.48
10.1.6.00.00.00	LENDING OPERATIONS	20,491,014.51
10.1.6.10.00.00	Lending Operations	21,818,812.29
10.1.6.10.10.00	Public Sector	424,274.35
10.1.6.10.20.00	Private Sector	21,394,537.94
10.1.6.90.00.00	Allowance for Losses on Lending	(1,327,797.78)
10.1.7.00.00.00	LEASING OPERATIONS	385,418.19
10.1.7.10.00.00	Leasing Operations	751,212.73
10.1.7.10.20.00	Private Sector	751,212.73
10.1.7.80.00.00	Unearned Leasing Income	(358,526.73)
10.1.7.90.00.00	Allowance for Losses on Leasing	(7,267.81)
10.1.8.00.00.00	OTHER CREDITS	7,757,436.74
10.1.8.20.00.00	Foreign Exchange Portfolio	3,769,673.67
10.1.8.30.00.00	Income Receivable	118,435.25
10.1.8.40.00.00	Negotiation and Intermediation of Securities	112,607.55
10.1.8.70.00.00	Sundry	3,810,714.36
10.1.8.90.00.00	Allowance for Losses on Other Credits	(53,994.09)
10.1.9.00.00.00	OTHER ASSETS	626,745.68
10.1.9.40.00.00	Other Assets	161,348.03
10.1.9.70.00.00	Allowance for Other Assets Losses	(46,987.50)
10.1.9.90.00.00	Prepaid Expenses	512,385.15
10.2.0.00.00.00	LONG-TERM ASSETS	20,516,611.05
10.2.2.00.00.00	INTERBANK INVESTMENTS	189,422.05
10.2.2.22.00.00	Interbank Deposits	189,422.05
10.2.3.00.00.00	MARKETABLE SECURITIES	5,720,494.19
10.2.3.10.00.00	Own Portfolio	3,259,303.87
10.2.3.20.00.00	Subject to Repurchase Commitments	1,743,538.04
10.2.3.70.00.00	Pledged with Brazilian Central Bank	26,898.80
10.2.3.40.00.00	Pledged under Guarantees Rendered	420,514.26
10.2.3.85.00.00	Derivative Financial Instruments	270,239.22
10.2.4.00.00.00	INTERBANK ACCOUNTS	47,679.73
10.2.4.20.00.00	Compulsory Deposits	47,679.73
10.2.4.20.40.00	National Housing System - SFH	47,679.73
10.2.6.00.00.00	LENDING OPERATIONS	8,754,925.90
10.2.6.10.00.00	Lending Operations	9,084,966.29
10.2.6.10.10.00	Public Sector	261,763.06
10.2.6.10.20.00	Private Sector	8,823,203.23
10.2.6.90.00.00	Allowance for Losses on Lending	(330,040.39)
10.2.7.00.00.00	LEASING OPERATIONS	315,332.77
10.2.7.10.00.00	Leasing Operations	689,171.70
10.2.7.10.20.00	Private Sector	689,171.70
10.2.7.80.00.00	Unearned Leasing Income	(367,118.84)
10.2.7.90.00.00	Allowance for Losses on Leasing	(6,720.09)
10.2.8.00.00.00	OTHER CREDITS	5,370,034.50
10.2.8.10.00.00	Receivables on Guarantees Honored	29,813.44
10.2.8.30.00.00	Income Receivable	1,905.91
10.2.8.40.00.00	Negotiation and Intermediation of Securities	3,036.62
10.2.8.70.00.00	Sundry	5,348,873.95
10.2.8.90.00.00	Allowance for Losses on Other Credits	(13,595.42)
10.2.9.00.00.00	OTHER ASSETS	118,721.91
10.2.9.90.00.00	Prepaid Expenses	118,721.91
10.3.0.00.00.00	PERMANENT ASSETS	2,739,087.11
10.3.1.00.00.00	INVESTMENTS	1,235,148.80
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,074,391.28
10.3.1.20.10.00	Local	1,074,391.28
10.3.1.50.00.00	Other Investments	223,577.38
10.3.1.90.00.00	Allowance for Losses	(62,819.86)
10.3.2.00.00.00	FIXED ASSETS	816,311.55
10.3.2.30.00.00	Land and buildings in use	565,934.14
10.3.2.40.00.00	Other Fixed Assets	1,307,481.77
10.3.2.90.00.00	Accumulated Depreciation	(1,057,104.36)
10.3.3.00.00.00	LEASED FIXED ASSETS	137.09
10.3.3.20.00.00	Leased Assets	464.54
10.3.3.90.00.00	Accumulated Depreciation	(327.45)
10.3.4.00.00.00	DEFERRED CHARGES	687,489.67
10.3.4.10.00.00	Organization and Expansion Costs	1,350,859.08
10.3.4.90.00.00	Accumulated Amortization	(663,369.41)
40.0.0.00.00.00	TOTAL LIABILITIES	82,992,320.73
40.1.0.00.00.00	CURRENT LIABILITIES	45,861,583.87
40.1.1.00.00.00	DEPOSITS	20,786,402.95
40.1.1.10.00.00	Demand Deposits	3,546,649.98
40.1.1.20.00.00	Savings Deposits	5,635,232.60
40.1.1.30.00.00	Interbank Deposits	71,225.19
40.1.1.40.00.00	Time Deposits	11,533,158.18
40.1.1.90.00.00	Other Deposits	137.00
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,469,686.77
40.1.2.10.00.00	Own Portfolio	3,336,258.42
40.1.2.20.00.00	Third Parties Portfolio	2,839,280.21
40.1.2.30.00.00	Unrestricted Portfolio	294,148.14
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,000,874.55
40.1.3.30.00.00	Mortgage Notes	254,677.35
40.1.3.50.00.00	Securities Abroad	746,197.20
40.1.4.00.00.00	INTERBANK ACCOUNTS	684,377.69
40.1.4.10.00.00	Receipts and Payments Pending Settlement	678,738.61
40.1.4.40.00.00	Correspondent Banks	5,639.08
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	333,092.16
40.1.5.10.00.00	Third-Party Funds in Transit	310,904.83
40.1.5.20.00.00	Internal Transfer of Funds	22,187.33
40.1.6.00.00.00	BORROWINGS	2,412,262.87
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	294.49
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	131,316.73
40.1.6.30.00.00	Foreign Borrowings	2,280,651.65
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,761,784.51
40.1.7.10.00.00	National Treasury	8,485.29
40.1.7.30.00.00	BNDES (National Economic Development Bank)	601,640.95
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	18,041.37
40.1.7.90.00.00	Other Institutions	1,133,616.90
40.1.8.00.00.00	FOREIGN ONLENDINGS	43,777.53
40.1.8.10.00.00	Foreign Onlendings	43,777.53
40.1.9.00.00.00	OTHER LIABILITIES	12,369,324.84
40.1.9.10.00.00	Collection of Taxes and Social Contributions	307,171.41
40.1.9.20.00.00	Foreign Exchange Portfolio	2,453,594.44
40.1.9.30.00.00	Social and Statutory	406,150.11
40.1.9.40.00.00	Taxes and Social Security	485,684.44
40.1.9.50.00.00	Negotiation and Intermediation of Securities	231,149.66
40.1.9.85.00.00	Subordinated Debt	80,597.19
40.1.9.87.00.00	Derivative Financial Instruments	279,589.26
40.1.9.90.00.00	Sundry	8,125,388.33
40.2.0.00.00.00	LONG-TERM LIABILITIES	27,667,368.03
40.2.1.00.00.00	DEPOSITS	14,069,362.07
40.2.1.30.00.00	Interbank Deposits	40,267.99
40.2.1.40.00.00	Time Deposits	14,029,094.08
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	482,301.66
40.2.3.30.00.00	Mortgage Notes	2,554.27
40.2.3.50.00.00	Securities Abroad	479,747.39
40.2.6.00.00.00	BORROWINGS	277,638.66
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	761.26
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	6,496.98
40.2.6.30.00.00	Foreign Borrowings	270,380.42
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,625,268.73
40.2.7.10.00.00	National Treasury	62,847.16
40.2.7.30.00.00	BNDES (National Economic Development Bank)	1,987,926.91
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	71,489.66
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,503,005.00
40.2.8.00.00.00	FOREIGN ONLENDINGS	113,513.49
40.2.8.10.00.00	Foreign Onlendings	113,513.49
40.2.9.00.00.00	OTHER LIABILITIES	9,099,283.42
40.2.9.40.00.00	Taxes and Social Security	1,652,717.13
40.2.9.50.00.00	Negotiation and Intermediation of Securities	33,912.89
40.2.9.85.00.00	Subordinated Debt	1,689,862.57
40.2.9.87.00.00	Derivative Financial Instruments	221,394.69
40.2.9.90.00.00	Sundry	5,501,396.14
40.5.0.00.00.00	DEFERRED INCOME	110,695.10
40.5.1.00.00.00	Deferred Income	110,695.10
40.9.0.00.00.00	MINORITY INTEREST	692,973.62
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,659,700.11
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,504,019.69
40.6.1.20.00.00	Foreign Residents	1,495,980.31
40.6.4.00.00.00	Capital Reserves	159,659.23
40.6.5.00.00.00	Revaluation Reserve	5,612.51
40.6.6.00.00.00	Revenue Reserves	3,591,518.05
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(46,828.01)
40.6.9.00.00.00	Treasury Stocks	(50,261.67)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From April 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to June 30, 2005	to June 30, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,323,626.19	6,686,237.26
10.1.1.10.10.11	Lending Operations	1,992,930.04	4,213,813.71
10.1.1.10.10.13	Leasing Operations	30,905.45	64,932.92
10.1.1.10.10.15	Marketable Securities	797,368.20	1,707,950.78
10.1.1.10.10.16	Derivative Financial Instruments	353,837.32	420,288.04
10.1.1.10.10.19	Compulsory Deposits	148,585.18	279,251.81
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,745,235.38)	(3,709,907.53)
10.1.1.10.20.12	Deposits and Securities Sold	(1,257,894.35)	(2,712,642.12)
10.1.1.10.20.14	Borrowings and Onlendings	151,087.89	(55,259.69)
	Foreign Exchange Transactions	(203,138.16)	(196,697.48)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(435,290.76)	(745,308.24)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,578,390.81	2,976,329.73
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(894,780.18)	(1,581,445.71)
10.1.1.20.21.00	Services Rendered	793,794.68	1,559,837.49
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(466,782.61)	(913,130.16)
10.1.1.20.24.00	Other Administrative Expenses	(764,603.30)	(1,504,994.51)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(260,927.41)	(493,253.46)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	16,065.89	14,887.46
10.1.1.20.25.00	Other Operating Income	1,308,984.21	2,609,072.12
10.1.1.20.32.00	Other Operating Expenses	(1,521,311.64)	(2,853,864.65)
10.1.1.00.00.00	OPERATING INCOME	683,610.63	1,394,884.02
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	16,573.11	9,667.15
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	700,183.74	1,404,551.17
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(127,818.91)	(293,710.72)
10.2.1.00.00.00	Provision for income tax	(128,041.72)	(239,642.62)
10.2.2.00.00.00	Provision for social contribution	(47,046.20)	(93,236.72)
10.2.3.00.00.00	Deferred tax asset	47,269.01	39,168.62
10.3.0.00.00.00	PROFIT SHARING	(84,184.69)	(184,852.51)
40.0.0.00.00.00	MINORITY INTEREST	(35,244.56)	(71,763.76)
10.0.0.00.00.00	NET INCOME	488,180.14	925,987.94
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(180,729.74)	(332,499.74)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000349505783228	0.000662948190046

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES
							AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.00.00.00	AT MARCH 31, 2005	5,000,000.00	159,219.11	7,401.07	391,109.72	2,684,170.08	(77,855.31)	249,497.32	(50,297.14)	8,363,244.85
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(5,464.91)	-	(5,464.91)
00.0.1.03.00.00	REVERSAL OF RESERVES	-	-	-	-	(5,486.19)	-	5,486.19	-	-
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	31,027.30	-	-	31,027.30
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	-
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELLATION	-	18.40	-	-	-	-	-	86.14	104.54
00.0.1.12.00.00	RESTATEMENTS OF MEMBERSHIP CERTIFICATES	-	421.72	-	-	-	-	-	-	421.72
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBSIDIARIES/ASSOCIATED	-	-	(1,788.56)	-	-	-	-	-	(1,788.56)
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	-	(50.67)	(50.67)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	452,935.58	-	452,935.58
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	42,711.21	479,013.23	-	(521,724.44)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(180,729.74)		(180,729.74)
00.0.1.01.00.00	AT JUNE 30, 2005	5,000,000.00	159,659.23	5,612.51	433,820.93	3,157,697.12	(46,828.01)	-	(50,261.67)	8,659,700.11
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	440.12	(1,788.56)	42,711.21	473,527.04	31,027.30	(249,497.32)	35.47	296,455.26
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE									0.000129390944358

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2005
CODE	DESCRIPTION	to June 30, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	4,220,822.84
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	726,608.34
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(24,706.03)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(5,411.04)
10.3.3.00.00.00	Other (+/-)	(5,411.04)
10.5.0.00.00.00	THIRD PARTY FUNDS	3,524,331.57
10.5.1.00.00.00	Increase in Liabilities	1,332,010.68
10.5.1.02.00.00	Securities Sold Under Resale Agreements	909,042.31
10.5.1.05.00.00	Mortgage Notes	6,187.19
10.5.1.07.00.00	Interbank and Interdepartmental accounts	232,197.50
10.5.1.09.00.00	Borrowings and Onlendings	184,583.68
10.5.2.00.00.00	Decrease in Assets	2,040,921.49
10.5.2.02.00.00	Marketable Securities	1,737,853.23
10.5.2.06.00.00	Other Credits	303,068.26
10.5.3.00.00.00	Sale of Assets and Investments	151,399.40
10.5.3.02.00.00	Foreclosed Assets	15,843.76
10.5.3.03.00.00	Fixed Assets	26,961.46
10.5.3.05.00.00	Investments	108,594.18
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,069,216.28
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED	180,729.74
20.4.0.00.00.00	INVESTMENTS IN	479,563.85
20.4.2.00.00.00	Foreclosed Assets	23,571.73
20.4.3.00.00.00	Fixed Assets	50,722.56
20.4.5.00.00.00	Investments	405,269.56
20.5.0.00.00.00	DEFERRED CHARGES	35,131.11
20.6.0.00.00.00	INCREASE IN ASSETS	3,653,666.41
20.6.1.00.00.00	Interbank Investments	2,176,725.60
20.6.3.00.00.00	Interbank and Interdepartmental accounts	63,329.74
20.6.4.00.00.00	Lending Operations	1,259,942.27
20.6.5.00.00.01	Leasing Operations	41,412.54
20.6.7.00.00.00	Other Assets	112,256.26
20.7.0.00.00.00	DECREASE IN LIABILITIES	720,125.17
20.7.1.00.00.00	Deposits	113,236.78
20.7.9.00.00.00	Other Liabilities	606,888.39
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(848,393.44)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,928,995.17
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,080,601.73
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(848,393.44)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	June 30, 2005

10.0.0.00.00.00	TOTAL ASSETS	75,646,353.87
10.1.0.00.00.00	CURRENT ASSETS	51,529,371.14
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,055,943.32
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	11,994,652.82
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	9,932,211.98
10.1.2.22.00.00	Interbank Deposits	2,062,440.84
10.1.3.00.00.00	MARKETABLE SECURITIES	4,803,941.64
10.1.3.10.00.00	Own Portfolio	3,188,679.93
10.1.3.20.00.00	Subject to Repurchase Commitments	389,051.85
10.1.3.45.00.00	Unrestricted Securities Subject to Commitments	84.76
10.1.3.70.00.00	Pledged with Brazilian Central Bank	85,688.87
10.1.3.40.00.00	Pledged under Guarantees Rendered	529,001.64
10.1.3.85.00.00	Derivative Financial Instruments	611,434.59
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,709,370.16
10.1.4.10.00.00	Payments and Receipts Pending Settlement	740,555.90
10.1.4.20.00.00	Compulsory Deposits	4,932,042.76
10.1.4.20.10.00	Brazilian Central Bank	4,930,681.69
10.1.4.20.40.00	National Housing System - SFH	1,361.07
10.1.4.80.00.00	Correspondent Banks	36,771.50
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	25,466.59
10.1.5.10.00.00	Third-party Funds in Transit	191.40
10.1.5.20.00.00	Internal Transfers of Funds	25,275.19
10.1.6.00.00.00	LENDING OPERATIONS	20,544,535.68
10.1.6.10.00.00	Lending Operations	21,933,157.49
10.1.6.10.10.00	Public Sector	424,274.35
10.1.6.10.20.00	Private Sector	21,508,883.14
10.1.6.90.00.00	Allowance for Losses on Lending	(1,388,621.81)
10.1.7.00.00.00	LEASING OPERATIONS	15,546.50
10.1.7.10.00.00	Leasing Operations	381,269.74
10.1.7.10.20.00	Private Sector	381,269.74
10.1.7.80.00.00	Unearned Leasing Income	(358,455.44)
10.1.7.90.00.00	Allowance for Losses on Leasing	(7,267.80)
10.1.8.00.00.00	OTHER CREDITS	7,068,993.67
10.1.8.20.00.00	Foreign Exchange Portfolio	3,769,673.67
10.1.8.30.00.00	Income Receivable	111,347.90
10.1.8.40.00.00	Negotiation and Intermediation of Securities	112,242.26
10.1.8.70.00.00	Sundry	3,158,154.08
10.1.8.90.00.00	Allowance for Losses on Other Credits	(82,424.24)
10.1.9.00.00.00	OTHER ASSETS	310,920.76
10.1.9.40.00.00	Other Assets	120,143.68
10.1.9.70.00.00	Allowance for Other Assets Losses	(36,447.50)
10.1.9.90.00.00	Prepaid Expenses	227,224.58
10.2.0.00.00.00	LONG-TERM ASSETS	18,684,470.51
10.2.2.00.00.00	INTERBANK INVESTMENTS	189,422.05
10.2.2.22.00.00	Interbank Deposits	189,422.05
10.2.3.00.00.00	MARKETABLE SECURITIES	4,663,859.39
10.2.3.10.00.00	Own Portfolio	2,235,685.50
10.2.3.20.00.00	Subject to Repurchase Commitments	1,743,538.04
10.2.3.70.00.00	Pledged with Brazilian Central Bank	37,450.31
10.2.3.40.00.00	Pledged under Guarantees Rendered	411,149.16
10.2.3.85.00.00	Derivative Financial Instruments	236,036.38
10.2.4.00.00.00	INTERBANK ACCOUNTS	47,679.73
10.2.4.20.00.00	Compulsory Deposits	47,679.73
10.2.4.20.40.00	National Housing System - SFH	47,679.73
10.2.6.00.00.00	LENDING OPERATIONS	8,779,177.41
10.2.6.10.00.00	Lending Operations	9,111,809.96
10.2.6.10.10.00	Public Sector	261,763.05
10.2.6.10.20.00	Private Sector	8,850,046.91
10.2.6.90.00.00	Allowance for Losses on Lending	(332,632.55)
10.2.7.00.00.00	LEASING OPERATIONS	(25,222.54)
10.2.7.10.00.00	Leasing Operations	348,539.23
10.2.7.10.20.00	Private Sector	348,539.23
10.2.7.80.00.00	Unearned Leasing Income	(367,041.68)
10.2.7.90.00.00	Allowance for Losses on Leasing	(6,720.09)
10.2.8.00.00.00	OTHER CREDITS	4,907,928.27
10.2.8.10.00.00	Receivables on Guarantees Honored	29,813.43
10.2.8.30.00.00	Income Receivable	1,905.91
10.2.8.40.00.00	Negotiation and Intermediation of Securities	3,036.62
10.2.8.70.00.00	Sundry	4,885,293.51
10.2.8.90.00.00	Allowance for Losses on Other Credits	(12,121.20)
10.2.9.00.00.00	OTHER ASSETS	121,626.20
10.2.9.90.00.00	Prepaid Expenses	121,626.20
10.3.0.00.00.00	PERMANENT ASSETS	5,432,512.22
10.3.1.00.00.00	INVESTMENTS	3,416,408.55
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,906,248.87
10.3.1.20.10.00	Local Residents	2,847,591.51
10.3.1.20.20.00	Foreign residents	58,657.36
10.3.1.50.00.00	Other Investments	556,269.62
10.3.1.90.00.00	Allowance for Losses	(46,109.94)
10.3.2.00.00.00	FIXED ASSETS	363,450.18
10.3.2.30.00.00	Land and buildings in use	186,398.19
10.3.2.40.00.00	Other Fixed Assets	871,444.28
10.3.2.90.00.00	Accumulated Depreciation	(694,392.29)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,089,558.93
10.3.3.20.00.00	Leased Assets	1,782,390.26
10.3.3.90.00.00	Accumulated depreciation	(692,831.33)
10.3.4.00.00.00	DEFERRED CHARGES	563,094.56
10.3.4.10.00.00	Organization and Expansion Costs	2,171,160.13
10.3.4.90.00.00	Accumulated Amortization	(1,608,065.57)
40.0.0.00.00.00	TOTAL LIABILITIES	75,646,353.87
40.1.0.00.00.00	CURRENT LIABILITIES	40,398,530.23
40.1.1.00.00.00	DEPOSITS	20,848,022.45
40.1.1.10.00.00	Demand Deposits	3,552,016.61
40.1.1.20.00.00	Savings Deposits	5,635,232.60
40.1.1.30.00.00	Interbank Deposits	71,225.19
40.1.1.40.00.00	Time Deposits	11,589,411.05
40.1.1.90.00.00	Other Deposits	137.00
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,459,486.30
40.1.2.10.00.00	Own Portfolio	3,336,062.03
40.1.2.20.00.00	Third Parties Portfolio	2,829,276.13
40.1.2.30.00.00	Unrestricted Portfolio	294,148.14
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	969,527.61
40.1.3.30.00.00	Mortgage Notes	223,430.43
40.1.3.50.00.00	Securities Abroad	746,097.18
40.1.4.00.00.00	INTERBANK ACCOUNTS	716,156.89
40.1.4.10.00.00	Receipts and Payments Pending Settlement	710,515.60
40.1.4.40.00.00	Correspondent Banks	5,641.29
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	332,925.09
40.1.5.10.00.00	Third-Party Funds in Transit	310,881.57
40.1.5.20.00.00	Internal Transfer of Funds	22,043.52
40.1.6.00.00.00	BORROWINGS	2,275,140.61
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	294.49
40.1.6.30.00.00	Foreign Borrowings	2,274,846.12
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,761,273.40
40.1.7.10.00.00	National Treasury	8,485.29
40.1.7.30.00.00	BNDES (National Economic Development Bank)	601,640.95
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	18,041.37
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,133,105.79
40.1.8.00.00.00	FOREIGN ONLENDING	43,777.53
40.1.8.10.00.00	Foreign Onlending	43,777.53
40.1.9.00.00.00	OTHER LIABILITIES	6,992,220.35
40.1.9.10.00.00	Collection of Taxes and Social Contributions	259,581.72
40.1.9.20.00.00	Foreign Exchange Portfolio	2,453,594.44
40.1.9.30.00.00	Social and Statutory	375,238.95
40.1.9.40.00.00	Taxes and Social Security	359,440.33
40.1.9.50.00.00	Negotiation and Intermediation of Securities	230,487.12
40.1.9.85.00.00	Subordinated Debt	80,597.19
40.1.9.87.00.00	Derivative Financial Instruments	278,210.49
40.1.9.90.00.00	Sundry	2,955,070.11
40.2.0.00.00.00	LONG-TERM LIABILITIES	26,409,647.98
40.2.1.00.00.00	DEPOSITS	14,806,273.27
40.2.1.30.00.00	Interbank Deposits	40,268.00
40.2.1.40.00.00	Time Deposits	14,766,005.27
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	478,008.70
40.2.3.30.00.00	Mortgage Notes	2,554.27
40.2.3.50.00.00	Securities Abroad	475,454.43
40.2.6.00.00.00	BORROWINGS	271,141.68
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	761.26
40.2.6.30.00.00	Foreign Borrowings	270,380.42
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,625,268.73
40.2.7.10.00.00	National Treasury	62,847.16
40.2.7.30.00.00	BNDES (National Economic Development Bank)	1,987,926.91
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	71,489.66
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,503,005.00
40.2.8.00.00.00	FOREIGN ONLENDINGS	113,513.49
40.2.8.10.00.00	Foreign Onlendings	113,513.49
40.2.9.00.00.00	OTHER LIABILITIES	7,115,442.11
40.2.9.40.00.00	Taxes and Social Security	1,310,394.78
40.2.9.50.00.00	Negotiation and Intermediation of Securities	33,912.89
40.2.9.85.00.00	Subordinated Debt	1,689,862.57
40.2.9.87.00.00	Derivative Financial Instruments	221,363.74
40.2.9.90.00.00	Sundry	3,859,908.13
40.5.0.00.00.00	DEFERRED INCOME	27,675.75
40.5.1.00.00.00	Deferred Income	27,675.75
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,810,499.91
40.6.1.00.00.00	Capital	5,068,580.70
40.6.1.10.00.00	Local Residents	3,572,599.74
40.6.1.20.00.00	Foreign Residents	1,495,980.96
40.6.2.00.00.00	(Capital to be realized)	(750.00)
40.6.4.00.00.00	Capital Reserves	180,928.98
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,612.75
40.6.6.00.00.00	Revenue Reserves	3,637,056.23
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(46,653.25)
40.6.8.00.00.00	Retained earnings	15,986.17
40.6.9.00.00.00	Treasury Stock	(50,261.67)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From April 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to June 30, 2005	to June 30, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,442,493.39	6,798,101.98
10.1.1.10.10.11	Lending Operations	2,076,089.89	4,379,044.69
10.1.1.10.10.13	Leasing Operations	30,905.45	64,932.92
10.1.1.10.10.15	Marketable Securities	832,056.91	1,655,542.52
10.1.1.10.10.16	Derivative Financial Instruments	354,855.96	419,330.04
10.1.1.10.10.19	Compulsory Deposits	148,585.18	279,251.81
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,857,417.56)	(3,828,170.07)
10.1.1.10.20.12	Deposits and Securities Sold	(1,347,827.33)	(2,787,158.22)
10.1.1.10.20.14	Borrowings and Onlendings	158,960.15	(44,525.71)
10.1.1.10.20.18	Foreign Exchange Transactions	(203,138.16)	(196,697.48)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(465,412.22)	(799,788.66)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,585,075.83	2,969,931.91
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(973,269.14)	(1,706,431.39)
10.1.1.20.21.00	Services Rendered	518,483.41	1,029,276.26
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(384,350.97)	(749,838.80)
10.1.1.20.24.00	Other Administrative Expenses	(646,251.08)	(1,247,177.96)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(254,366.73)	(422,557.52)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	209,000.99	265,460.72
10.1.1.20.25.00	Other Operating Income	93,952.85	228,473.66
10.1.1.20.32.00	Other Operating Expenses	(509,737.61)	(810,067.75)
10.1.1.00.00.00	OPERATING INCOME	611,806.69	1,263,500.52
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(3,719.84)	(15,739.08)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	608,086.85	1,247,761.44
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(77,351.52)	(214,991.06)
10.2.1.00.00.00	Provision for Income Tax	(93,462.03)	(177,303.91)
10.2.2.00.00.00	Provision for Social Contribution	(34,770.35)	(71,294.03)
10.2.3.00.00.00	Deferred Tax Asset	50,880.86	33,606.88
10.3.0.00.00.00	PROFIT SHARING	(69,503.26)	(156,575.23)
10.0.0.00.00.00	NET INCOME	461,232.07	876,195.15
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(180,729.74)	(332,499.74)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000330212685785	0.000627299732968

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2005
CODE	DESCRIPTION	to June 30, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	4,656,457.85
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	614,034.14
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(10,025.81)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(105,508.46)
10.3.3.00.00.00	Other (+/-)	(105,508.46)
10.5.0.00.00.00	THIRD PARTY FUNDS	4,157,957.98
10.5.1.00.00.00	Increase in Liabilities	1,344,784.98
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	901,497.10
10.5.1.05.00.00	Mortgage Notes	2,387.10
10.5.1.07.00.00	Interbank and Interdepartmental accounts	253,048.61
10.5.1.08.00.00	Borrowings and Onlendings	187,852.17
10.5.2.00.00.00	Decrease in Assets	2,547,549.22
10.5.2.02.00.00	Marketable Securities	1,859,361.04
10.5.2.05.00.00	Leasing Operations	1,899.34
10.5.2.06.00.00	Other Credits	684,803.47
10.5.2.07.00.00	Other Assets	1,485.37
10.5.3.00.00.00	Sale of Assets and Investments	151,374.25
10.5.3.02.00.00	Foreclosed Assets	10,898.44
10.5.3.03.00.00	Fixed Assets	1,479.07
10.5.3.04.00.00	Leased Fixed Assets	25,265.68
10.5.3.05.00.00	Investments	113,731.06
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	114,249.53
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,443,038.00
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	180,729.74
20.4.0.00.00.00	INVESTMENTS IN	324,422.23
20.4.2.00.00.00	Foreclosed Assets	23,434.72
20.4.3.00.00.00	Fixed Assets	12,901.10
20.4.4.00.00.00	Leased Fixed Assets	163,289.02
20.4.5.00.00.00	Investments	124,797.39
20.5.0.00.00.00	DEFERRED CHARGES	24,934.24
20.6.0.00.00.00	INCREASE IN ASSETS	3,591,744.74
20.6.1.00.00.00	Interbank Investments	2,135,704.41
20.6.3.00.00.00	Interbank and Interdepartmental accounts	73,377.58
20.6.4.00.00.00	Lending Operations	1,382,662.75
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,321,207.05
20.7.1.00.00.00	Deposits	215,809.83
20.7.9.00.00.00	Other Liabilities	1,105,397.22
20.7.8.00.00.00	Borrowings and Onlendings
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(786,580.15)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,842,523.47
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,055,943.32
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(786,580.15)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	June 30, 2005

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	79,812,196.38
10.1.0.00.00-2	AVAILABLE FUNDS	1,080,601.73
10.1.1.00.00-5	Cash	745,626.08
10.1.2.00.00-8	Bank Deposits	6,080.58
10.1.3.00.00-1	Free Reserves	389.62
10.1.5.00.00-7	Foreign Money Supply	328,505.45
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	293,746.09
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	34,759.36
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	12,734,982.59
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	9,932,211.98
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	6,675,093.10
10.2.1.10.10-4	Federal Government Securities	6,675,093.10
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	3,257,118.88
10.2.2.00.00-7	Interbank Deposits	2,754,164.61
10.2.2.10.00-4	INTERBANK DEPOSITS	2,754,164.61
10.2.6.00.00-9	Foreign Currency Investments	48,606.00
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	48,606.00
10.3.0.00.00-0	MARKETABLE SECURITIES	16,862,431.50
10.3.1.00.00-3	Marketable Securities	12,777,283.44
10.3.1.10.00-0	FIXED RATE SECURITIES	4,701,905.99
10.3.1.10.10-3	Federal Government Securities	2,429,756.74
10.3.1.10.30-9	Financial Institutions	221,238.77
10.3.1.10.62-2	Certificates of Real Estate Receivables	52,008.12
10.3.1.10.90-7	Others	1,998,902.36
10.3.1.15.00-5	MUTUAL FUNDS	6,355,695.08
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	195,864.59
10.3.1.20.10-0	Listed Companies Stocks	83,796.39
10.3.1.20.20-3	Non-listed Companies Stocks	35,068.86
10.3.1.20.40-9	Equity Funds	76,999.34
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,523,817.78
10.3.1.85.10-7	Brazilian Sovereign Bonds	780,626.00
10.3.1.85.20-0	Securities of Foreign Governments	213,604.13
10.3.1.85.30-3	Brazilian State-Owned Companies	75,551.76
10.3.1.85.90-1	Others	454,035.89
10.3.2.00.00-6	Subject to Commitments	2,132,589.89
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	2,132,589.89
10.3.2.10.10-6	Federal Government Securities	2,033,083.32
10.3.2.10.90-0	Other	99,506.57
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	882,238.67
10.3.3.10.00-6	Derivative Financial Instruments	159,601.70
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	722,636.97
10.3.4.00.00-2	Pledged With Brazilian Central Bank	110,249.06
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	110,249.06
10.3.6.00.00-8	Pledged Under Guarantee Rendered	959,985.68
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	959,985.68
10.3.6.10.10-8	Federal Government Securities	880,961.25
10.3.6.10.90-2	Other	79,024.43
10.3.7.00.00-1	UNRESTRICTED NOTES	84.76
10.3.7.10.00-8	Unrestricted Notes	84.76
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,729,695.72
10.4.1.00.00-2	Check Clearing	709,278.93
10.4.2.00.00-5	Restricted Deposits	4,979,417.71
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	4,930,376.92
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	1,361.06
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	47,679.73
10.4.2.65.10-5	Novation Option	47,679.73
10.4.4.00.00-1	Correspondent Banks	40,999.08
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	25,891.88
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	28,648,833.88
10.6.1.00.00-0	Lending Operations	28,658,509.92
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	17,208,615.67
10.6.1.20.00-4	FINANCING	10,888,225.15
10.6.1.30.00-1	AGRICULTURAL	964,274.39
10.6.1.40.00-8	REAL ESTATE LOANS	1,223,423.32
10.6.1.40.30-7	Habitational Loans	1,223,423.32
10.6.1.90.00-3	ALLOWANCE FOR LOSSES ON LENDING	(1,626,028.61)
10.6.2.00.00-3	Leasing Operations	(9,676.04)
10.6.2.10.00-0	LEASING OPERATIONS	4,311.86
10.6.2.90.00-6	ALLOWANCE FOR LOSSES ON LEASING OPERATIONS	(13,987.90)
10.9.0.00.00-4	OTHER RECEIVABLES	14,729,759.08
10.9.1.00.00-7	Guarantees Honored	29,813.43
10.9.2.00.00-0	Foreign Exchange	3,769,673.67
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,453,528.53
10.9.2.06.10-7	Export and Interbank Contracts	1,832,700.35
10.9.2.06.30-3	Financial	7,401.85
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	177,465.29
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	435,961.04
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	1,472,289.39
10.9.2.25.10-2	Import And Financial Contracts	339,910.48
10.9.2.25.20-5	Interbank	507,084.20
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	120,074.50
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	505,220.21
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(171,758.50)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT
	CONTRACTS	15,614.25
10.9.3.00.00-3	INCOME RECEIVABLE	122,777.95
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	115,644.18
10.9.4.30.00-7	DEBTS TO LIQUIDATE	111,137.77
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO
	LIQUIDATE	948.39
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	3,558.02
10.9.5.00.00-9	Specific Credits	924,812.53
10.9.5.30.00-0	INSURANCE COMPANIES	924,812.53
10.9.5.30.10-3	Receivables of Insurance Operations	917,787.33
10.9.5.30.20-6	Notes and Credits Receivable	7,025.20
10.9.7.00.00-5	Sundry	9,233,951.26
10.9.7.25.00-4	FORECLOSED ASSETS	161,632.46
10.9.7.25.90-1	Other Assets	161,632.46
10.9.7.30.00-6	PROVISION FOR LOSSES	(46,905.20)
10.9.7.30.90-3	Other Assets	(46,905.20)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,874,662.59
10.9.7.40.10-6	Deferred Tax - Real After 5 years	469,447.97
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	1,356,200.37
10.9.7.40.50-8	Deferred Tax	1,049,014.25
10.9.7.45.00-8	PREPAID TAXES	610,115.40
10.9.7.50.00-0	TAX RECOVERY	46,384.14
10.9.7.90.00-8	FOREIGN DEBTORS	115,076.48
10.9.7.95.00-3	LOCAL DEBTORS	5,472,985.39
10.9.8.00.00-8	Nonperforming Loans and Allowance for Losses on Other Credits	(97,751.48)
10.9.8.90.00-1	ALLOWANCE FOR LOSSES ON OTHER CREDITS	(97,751.48)
10.9.9.00.00-1	Prepaid Expenses	630,837.54
20.0.0.00.00-6	PERMANENT ASSETS	3,856,158.66
20.1.0.00.00-5	INVESTMENTS	1,211,388.38
20.1.2.00.00-1	Investments In Subsidiary Companies	204,436.49
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	204,436.49
20.1.2.10.90-5	Other	204,436.49
20.1.3.00.00-4	Fiscal Incentive Investments	6,737.01
20.1.4.00.00-7	Membership Certificates	38,114.27
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	38,146.60
20.1.4.10.10-7	Securities Exchanges and CETIP	37,933.33
20.1.4.10.90-1	Other	213.27
20.1.4.99.00-1	ALLOWANCE FOR MEMBERSHIP CERTIFICATES LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	54,921.25
20.1.5.10.00-7	STOCKS AND QUOTAS	57,590.72
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,146.81
20.1.5.10.20-3	Other	50,443.91
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR SHARES AND QUOTAS LOSSES	(3,166.43)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,937.21)
20.1.9.00.00-2	Other Investments	907,179.36
20.1.9.90.00-5	OTHER INVESTMENTS	913,845.73
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,666.37)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	816,759.77
20.2.1.00.00-7	Storaged Furniture And Equipment	991.85
20.2.2.00.00-0	Property And Equipment In Process	6,623.90
20.2.3.00.00-3	Land And Buildings	391,426.14
20.2.3.10.00-0	LAND AND BUILDINGS	566,114.43
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(174,688.29)
20.2.4.00.00-6	Furniture And Equipment	191,877.68
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	482,925.34
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(291,047.66)
20.2.8.00.00-8	Others	225,840.20
20.2.8.90.00-1	OTHER OPERATING ASSETS	818,307.73
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(592,467.53)
20.3.0.00.00-3	LEASED ASSETS	1,089,558.93
20.4.0.00.00-2	DEFERRED CHARGES	738,451.58
20.4.1.00.00-5	Organization And Expansion Costs	2,606,026.61
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	60,046.83
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,545,979.78
20.4.9.00.00-9	Accumulated Amortization	(1,867,575.03)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(32,397.11)
20.4.9.90.00-2	OTHER	(1,835,177.92)
30.0.0.00.00-9	OFF-BALANCE ITEMS	582,937,315.14
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	5,140,307.04
30.1.1.00.00-1	Imported Credits Outstanding	91,251.18
30.1.3.00.00-7	Confirmed Exported Credits	26,850.94
30.1.4.00.00-0	Guarantees Provided	4,982,975.73
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN
	CENTRAL BANK	214,992.16
30.1.4.90.00-3	Other	4,767,983.57
30.1.5.00.00-3	Co-Obligation For Credit Assignment	39,229.19
30.3.0.00.00-6	MARKETABLE SECURITIES	6,570,763.53
30.3.1.00.00-9	Securities Registered On Selic	2,986,391.64
30.3.2.00.00-2	Securities Non-Registered On Selic	3,584,371.89
30.4.0.00.00-5	CUSTODY	113,075,448.13
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,135.88
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	4,781.36
30.4.6.00.00-3	Amounts Guaranted By Pledged Deposits	88,512.49
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	112,962,821.42
30.5.0.00.00-4	COLLECTION	18,952,434.47
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	106,791,857.44
30.6.1.00.00-6	Equity, Financial Assets And Commodities	99,665,886.14
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	6,180,017.52
30.6.5.00.00-8	Credit Risk On Swap Contracts	945,953.78
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	211,143.58
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	593,761.55
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	141,048.65
30.8.0.00.00-1	CONTRACTS	35,759,941.21
30.9.0.00.00-0	CONTROL	296,646,563.32
30.9.7.00.00-1	Capital Required To Market Risk Covery	622,216.35
30.9.7.10.00-8	EXCHANGE RATE	544,830.55
30.9.7.20.00-5	INTEREST RATE	77,385.80
30.9.8.00.00-4	Control	1,632,714.06
30.9.8.10.00-1	Total Foreign Exchange Exposure	1,403,971.39
30.9.8.90.00-7	Deferred Tax - Limits	228,742.67
30.9.8.90.10-0	Deferred Tax from Gains	71,285.44
30.9.8.90.30-6	Deferred Tax Exclusion Level I	157,457.23
30.9.9.00.00-7	Other assets off-balance sheet	294,391,632.91
39.9.9.99.99-4	TOTAL ASSETS	666,605,670.18
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	74,204,986.20
40.1.0.00.00-1	DEPOSITS	34,855,765.08
40.1.1.00.00-4	Demand Deposits	3,545,670.84
40.1.2.00.00-7	Saving Deposits	5,635,232.61
40.1.3.00.00-0	Interbank Deposits	111,493.19
40.1.5.00.00-6	Time Deposits	25,562,252.26
40.1.8.00.00-5	Foreign Deposits	979.19
40.1.9.00.00-8	Other Deposits	136.99
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	6,469,686.77
40.2.1.00.00-3	Own Portfolio	3,336,258.42
40.2.2.00.00-6	Third Parties	2,839,280.21
40.2.3.00.00-9	Unrestricted Notes	294,148.14
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	1,483,176.21
40.3.1.00.00-2	Mortgage Notes	257,231.62
40.3.3.00.00-8	Securities Abroad	1,225,944.59
40.4.0.00.00-8	INTERBANK ACCOUNTS	684,377.69
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	333,092.16
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	8,227,749.46
40.6.1.00.00-9	Borrowings	2,683,405.20
40.6.1.10.00-6	LOCAL BORROWINGS	132,373.13
40.6.1.20.00-3	FOREIGN BORROWINGS	2,551,032.07
40.6.2.00.00-2	Onlendings	5,544,344.26
40.6.2.10.00-9	LOCAL ONLENDINGS	5,387,053.24
40.6.2.20.00-6	FOREIGN ONLENDINGS	157,291.02
40.7.0.00.00-5	Derivative Financial Instruments	500,983.95
40.8.0.00.00-4	OTHER LIABILITIES	19,879,695.12
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	307,171.41
40.8.2.00.00-0	Foreign Exchange Portfolio	2,453,594.44
40.8.3.00.00-3	Social And Statutory	406,150.13
40.8.3.10.00-0	DIVIDENDS PAYABLE	304,341.71
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	15,100.69
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	86,707.73
40.8.4.00.00-6	Taxes And Social Security	2,102,703.35
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	195,255.74
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	204,712.55
40.8.4.20.00-0	TAXES PAYABLE	234,964.00
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	31,180.21
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,436,590.85
40.8.5.00.00-9	Negotiation And Intermediation of Securities	265,062.56
40.8.7.00.00-5	Specific Liabilities	7,098,869.48
40.8.7.30.00-6	INSURANCE COMPANIES	2,617,334.86
40.8.7.30.10-9	Non-Committed Technical Provisions	708,913.27
40.8.7.30.20-2	Committed Technical Provisions	1,485,485.72
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	422,935.87
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	4,016,160.82
40.8.7.35.10-4	Non-Committed Technical Provisions	4,014,894.45
40.8.7.35.30-0	Debts from Social Contribution Transaction	1,266.37
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	465,373.80
40.8.7.40.10-6	Non-Committed Technical Provisions	417,323.61
40.8.7.40.20-9	Committed Technical Provisions	48,050.19
40.8.9.00.00-1	Sundry	7,246,143.75
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	406,644.55
40.8.9.90.00-4	OTHER LIABILITIES	6,839,499.20
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	1,770,459.76
40.9.2.00.00-9	Subordinated Debt	1,705,503.61
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	1,281,171.50
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	353,057.11
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	71,275.00
40.9.3.00.00-2	Other Subordinated Debt	64,956.15
50.0.0.00.00-5	DEFERRED INCOME	110,695.10
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	8,788,098.85
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	8,788,098.85
60.1.1.00.00-0	Capital	5,524,208.15
60.1.1.10.00-7	CAPITAL	5,330,139.53
60.1.1.10.13-1	Common Shares - Local Residents	3,200,615.51
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	616,709.99
60.1.1.10.17-9	Other Preferred Shares - Local Residents	22.79
60.1.1.10.23-4	Common Shares - Foreign Residents	14,337.59
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,481,643.36
60.1.1.10.28-9	Quotas - Local Residents	16,810.29
60.1.1.20.00-4	CAPITAL INCREASE	194,068.62
60.1.1.20.13-8	Common Shares - Local Residents	194,063.73
60.1.1.20.17-6	Local - Other Preferred Shares	4.89
60.1.3.00.00-6	Capital Reserves	226,764.62
60.1.4.00.00-9	Revaluation Reserves	9,304.78
60.1.5.00.00-2	Revenue Reserves	3,130,097.25
60.1.5.10.00-9	LEGAL RESERVE	429,148.97
60.1.5.20.00-6	STATUTORY RESERVE	2,700,946.70
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.58
60.1.5.80.99-8	Other	1.58
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(51,370.60)
60.1.8.00.00-1	Retained Losses	(574.73)
60.1.9.00.00-4	Treasury Stock	(50,330.62)
70.0.0.00.00-1	REVENUES	14,767,048.67
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	12,558,996.87
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,163,896.11
70.2.1.00.00-2	Insurance Companies	979,098.60
70.2.1.10.00-9	INSURANCE PREMIUMS	807,003.64
70.2.1.30.00-3	FINANCIAL REVENUES	144,972.17
70.2.1.90.00-5	OTHER	27,122.79
70.2.2.00.00-5	Private Retirement Companies	737,785.70
70.2.2.10.00-2	CONTRIBUTION REVENUES	355,289.09
70.2.2.30.00-6	FINANCIAL INCOME	320,060.53
70.2.2.90.00-8	OTHER	62,436.08
70.2.3.00.00-8	Annuity Products Companies	231,970.35
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	179,604.95
70.2.3.30.00-9	FINANCIAL REVENUES	48,021.47
70.2.3.90.00-1	OTHER	4,343.93
70.2.4.00.00-1	Credit Card Companies	107,334.92
70.2.4.10.00-8	CREDIT CARD REVENUES	27,267.99
70.2.4.30.00-2	FINANCIAL REVENUES	80,066.93
70.2.9.00.00-6	Other Activities	107,706.54
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	76,403.34
70.2.9.30.00-7	FINANCIAL REVENUES	31,303.20
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	29,318.25
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	14,837.44
70.4.1.00.00-0	Insurance Companies	4,727.09
70.4.2.00.00-3	Private Retirement Companies	46.73
70.4.3.00.00-6	Annuity Products Companies	6,336.98
70.4.9.00.00-4	Other Activities	3,726.64
80.0.0.00.00-4	EXPENSES	(14,202,473.78)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(11,913,868.27)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,744,232.94)
80.2.1.00.00-5	Insurance Companies	(843,266.65)
80.2.1.10.00-2	INSURANCE CLAIMS	(396,200.29)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(118,781.02)
80.2.1.30.00-6	FINANCIAL EXPENSES	(54,138.48)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(149,618.57)
80.2.1.90.00-8	OTHER	(124,528.29)
80.2.2.00.00-8	Private Retirement Companies	(676,923.19)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND
	REDEMPTION	(356,003.04)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS
	EXPENSES	(3,692.42)
80.2.2.30.00-9	FINANCIAL EXPENSES	(289,031.94)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(23,409.06)
80.2.2.90.00-1	OTHER	(4,786.73)
80.2.3.00.00-1	Annuity Products Companies	(160,336.11)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(10,951.25)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(3,995.79)
80.2.3.30.00-2	FINANCIAL EXPENSES	(134,322.13)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(8,124.69)
80.2.3.90.00-4	OTHER	(2,942.25)
80.2.4.00.00-4	Credit Card Companies	(5,802.66)
80.2.4.30.00-5	ADMINISTRATIVE EXPENSES	(5,802.66)
80.2.9.00.00-9	Other Activities	(57,904.33)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(20,513.11)
80.2.9.20.00-3	SELLING EXPENSES	(1,869.63)
80.2.9.30.00-0	FINANCIAL EXPENSES	(30,179.76)
80.2.9.40.00-7	OTHER ADMINISTRATIVE EXPENSES	(4,941.83)
80.2.9.90.00-2	OTHERS	(400.00)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(25,661.61)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(73,916.49)
80.4.1.00.00-3	Insurance Companies	(73,893.23)
80.4.2.00.00-6	Private Retirement Companies	(0.85)
80.4.3.00.00-9	Annuity Products Companies	(22.41)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(444,794.47)
80.9.4.00.00-7	Income Tax and Social Contribution	(277,541.61)
80.9.4.10.00-4	INCOME TAX	(189,674.39)
80.9.4.10.10-7	Financial Activities	(161,249.16)
80.9.4.10.20-0	Non-Financial Activities	(28,425.23)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(87,867.22)
80.9.4.30.10-1	Financial Activities	(74,354.26)
80.9.4.30.20-4	Non-Financial Activities	(13,512.96)
80.9.7.00.00-6	Profit Sharing	(167,252.86)
80.9.7.10.00-3	PROFIT SHARING	(167,252.86)
80.9.7.10.10-6	Administrators	(2,562.43)
80.9.7.10.20-9	Employees	(164,690.43)
90.0.0.00.00-7	OFF-BALANCE ITEMS	582,937,315.14
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	666,605,670.18

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Financial Information

The quarterly financial information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly financial information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The quarterly financial information statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly financial information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly financial information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

–
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

–
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the actuarial report.

The provision for unearned premiums (PPNG) is established to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PPNG is calculated at the amount of that the portion of the insurance premiums retained, corresponding to the unexpired risk period in accordance with the regulation of the Superintendency of Private Insurance (SUSEP).

Provision for insufficient premiums (PIP) is established in the case of insufficient provision for unearned premiums for unearned premiums (PPNG) to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PIP is calculated in according to the definition in the technical note maintained by the insurance company.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represent the participants whose benefits have not yet begun, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The mathematical provision of benefits granted comprises the present value of benefits for which the generating event, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims (PSL) is calculated to cover claims reported until the reporting date, considering indemnity and expenses, in accordance with the responsibility retained by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date, considering claims and expenses in accordance with the responsibility retained by the insurance company. The provision for claims incurred but not yet reported (IBNR) is calculated in accordance with the methodology described in the Actuarial Note maintained by the insurance company.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
Marketable Securities	2005	2005	2005	2005
Trading assets	1,940,750	3,976,514	8,055,078	9,962,016
Available for sale	4,591,461	2,233,708	3,615,619	3,429,228
Held to maturity	3,520,962	3,963,939	4,309,496	4,752,129
Subtotal	10,053,173	10,174,161	15,980,193	18,143,373
Derivative financial instruments (see Note 20 (g))	1,003,254	545,382	882,238	425,884
Total	11,056,427	10,719,543	16,862,431	18,569,257
Current	4,217,475	6,054,700	11,141,937	12,843,566
Long-term	6,838,952	4,664,843	5,720,494	5,725,691

(b) Trading assets

	Unibanco

	June 30, 2005		March 31, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,730,018	1,733,909	3,910,352	3,908,937
Financial treasury bills	183,102	182,757	78,357	77,968
Treasury bills	1,476,953	1,479,929	3,763,364	3,761,672
Treasury notes	69,963	71,223	68,631	69,297
Brazilian sovereign bonds	58,469	58,532	-	-
Corporate debt securities	7,644	7,602	4,204	4,198
Debentures	7,644	7,602	4,204	4,198
Bank debt securities	77,024	80,918	-	-
Mutual funds	59,789	59,789	62,170	62,170
Other	-	-	1,209	1,209
Total	1,932,944	1,940,750	3,977,935	3,976,514

	Unibanco

	June 30, 2005		March 31, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	1,840,160	1,844,030	4,046,452	4,045,024
Financial treasury bills	293,125	292,878	213,859	213,576
Treasury bills	1,476,953	1,479,929	3,763,843	3,762,151
Treasury notes	69,963	71,223	68,631	69,297
Other	119	-	119	-
Foreign government	212,777	212,777	-	-
Brazilian sovereign bonds	117,907	117,970	-	-
Corporate debt securities	58,756	57,052	56,007	66,448
Debentures	9,306	7,602	37,897	48,485
Eurobonds	49,450	49,450	18,110	17,963
Bank debt securities	418,918	422,812	-	-
Eurobonds	90,042	93,936	-	-
Time deposits	328,876	328,876	-	-
Mutual funds (1)	5,386,636	5,386,636	5,296,974	5,296,974
Marketable equity securities	17,830	13,801	-	-
Other	-	-	558,409	553,570
Total	8,052,984	8,055,078	9,957,842	9,962,016
_____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

		June 30, 2005			March 31, 2005

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	97,367	(15,035)	82,332	41,861	(15,200)	26,661
Treasury notes	55,670	(94)	55,576	-	-	-
Treasury Bonds	4,493	(498)	3,995	4,941	(865)	4,076
Other	37,204	(14,443)	22,761	36,920	(14,335)	22,585
Corporate debt securities	1,898,255	(87,677)	1,810,578	1,808,692	(134,725)	1,673,967
Debentures	1,831,372	(67,084)	1,764,288	1,775,919	(129,573)	1,646,346
Eurobonds	14,611	(14,611)	-	16,575	-	16,575
Other	52,272	(5,982)	46,290	16,198	(5,152)	11,046
Bank debt securities	2,642,845	(5,857)	2,636,988	485,375	(2,507)	482,868
Debentures	2,169,971	-	2,169,971	-	-	-
Eurobonds	308,957	-	308,957	357,146	-	357,146
Mortgage notes	125,441	(5,857)	119,584	126,426	(2,506)	123,920
Time deposits	18,014	-	18,014	1,009	(1)	1,008
Other	20,462	-	20,462	794	-	794
Marketable equity securities	38,442	11,220	49,662	38,694	(10)	38,684
Mutual funds	11,901	-	11,901	11,528	-	11,528
Total	4,688,810	(97,349)	4,591,461	2,386,150	(152,442)	2,233,708

	Unibanco

		June 30, 2005			March 31, 2005

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	671,953	(14,681)	657,272	603,294	(14,921)	588,373
Financial treasury bills	574,412	412	574,824	533,811	438	534,249
Treasury bills	-	-	-	18,699	(7)	18,692
Treasury notes	55,670	(94)	55,576	-	-	-
Treasury Bonds	4,493	(498)	3,995	4,941	(865)	4,076
Other	37,378	(14,501)	22,877	45,843	(14,487)	31,356
Foreign government	943	(67)	876	-	-	-
Brazilian sovereign bonds	-	-	-	43,537	-	43,537
Corporate debt securities	2,115,939	(104,666)	2,011,273	2,041,245	(152,663)	1,888,582
Debentures	2,022,976	(80,107)	1,942,869	1,969,978	(142,899)	1,827,079
Eurobonds	14,611	(14,611)	-	23,142	-	23,142
Other	78,352	(9,948)	68,404	48,125	(9,764)	38,361
Bank debt securities	219,415	(6,020)	213,395	208,684	(2,546)	206,138
Debentures	1,954	-	1,954	3,886	-	3,886
Eurobonds	30,954	(164)	30,790	55,423	(41)	55,382
Mortgage notes	125,441	(5,857)	119,584	126,426	(2,506)	123,920
Time deposits	41,099	1	41,100	22,949	1	22,950
Other	19,967	-	19,967	-	-	-
Marketable equity securities	128,627	(8,730)	119,897	128,917	(14,667)	114,250
Mutual funds (1)	612,906	-	612,906	588,348	-	588,348
Total	3,749,783	(134,164)	3,615,619	3,614,025	(184,797)	3,429,228
_____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco

		June 30, 2005		March 31, 2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	489,181	425,496	294,700	191,820
Between 3 months and 1 year	418,014	417,487	759,534	699,732
Between 1 and 3 years	722,221	706,468	791,138	804,602
Between 3 and 5 years	457,299	416,369	246,185	242,209
Between 5 and 15 years	2,526,908	2,553,620	201,995	222,226
More than 15 years	24,919	10,533	36,392	22,113
No stated maturity (1)	50,268	61,488	56,206	51,006
Total	4,688,810	4,591,461	2,386,150	2,233,708

	Unibanco

		June 30, 2005		March 31, 2005

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	589,001	525,303	336,059	233,057
Between 3 months and 1 year	538,293	533,778	926,067	865,802
Between 1 and 3 years	905,438	889,950	916,665	929,803
Between 3 and 5 years	504,023	450,085	348,273	339,105
Between 5 and 15 years	445,985	472,574	323,411	332,047
More than 15 years	25,586	11,201	41,095	26,816
No stated maturity (1)	741,457	732,728	722,455	702,598
Total	3,749,783	3,615,619	3,614,025	3,429,228
_____________________

(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005

Issuer/Type of investment	Amortized cost

Federal government	606,494	689,373	1,395,028	1,477,563
Financial treasury bills	-	-	167,311	160,058
Central Bank notes	297,308	347,128	343,749	401,520
Treasury notes	309,186	341,866	879,410	911,322
Other	-	379	4,558	4,663
Foreign government	336	-	336	-
Brazilian sovereign bonds	2,634,023	2,950,461	2,634,023	2,950,461
Corporate debt securities	187,544	212,153	187,544	212,153
Eurobonds	187,544	212,153	187,544	212,153
Bank debt securities	92,565	111,952	92,565	111,952
Eurobonds	92,565	111,952	92,565	111,952
Total	3,520,962	3,963,939	4,309,496	4,752,129

The fair value of these securities was R$3,711,480 (March 31, 2005 - R$4,060,202) in Unibanco and R$4,533,420 (March 31, 2005 - R$4,878,951) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$190,518 (March 31, 2005 - R$96,263) in Unibanco and R$223,924 (March 31, 2005 - R$126,822) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005

Issuer/Type of investment	Amortized cost

Less than 3 months	142,928	148,159	149,045	152,824
Between 3 months and 1 year	479,429	554,411	534,006	601,171
Between 1 and 3 years	1,260,254	1,107,088	1,427,903	1,285,434
Between 3 and 5 years	351,601	406,465	351,601	406,464
Between 5 and 15 years	1,286,578	1,747,608	1,286,577	1,747,609
More than 15 years	172	208	560,364	558,627
Total	3,520,962	3,963,939	4,309,496	4,752,129

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
By type
Discounted loans and notes	13,417,923	12,787,418	13,526,292	12,979,426
Financing	7,802,383	7,570,512	10,850,937	10,469,024
Agricultural	964,274	1,022,555	964,274	1,022,555
Real estate loans	1,223,423	1,172,329	1,223,423	1,172,329
Credit card	-	-	4,338,852	3,974,109
Total lending operations	23,408,003	22,552,814	30,903,778	29,617,443

Leasing operations	-	-	714,739	670,712
Advances on exchange contracts (1)	1,612,353	1,393,695	1,612,353	1,393,695
Total leasing operations and advances on
exchange contracts	1,612,353	1,393,695	2,327,092	2,064,407

Guarantees honored	29,813	35	29,813	35
Other receivables (2)	546,036	517,920	1,893,060	1,494,182
Total other credits	575,849	517,955	1,922,873	1,494,217

Total risk	25,596,205	24,464,464	35,153,743	33,176,067

By maturity
Past-due for more than 15 days (Note 5 (d))	461,068	620,145	1,398,796	1,497,918
Falling due:
Less than 3 months (3)	9,438,424	9,265,045	14,575,122	13,837,388
Between 3 months and 1 year	7,335,222	6,611,716	9,563,403	8,692,001
Between 1 and 3 years	5,636,052	5,441,773	6,791,934	6,538,668
More than 3 years	2,725,439	2,525,785	2,824,488	2,610,092
Total risk	25,596,205	24,464,464	35,153,743	33,176,067
_____________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 6(a))
(2)	Other receivables consist of receivables from sale of assets and notes, credits receivable and Insurance premiums receivable.
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco

	June 30, 2005		March 31, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	10,473,524	40.8	9,704,398	39.8
Retailers	3,248,640	12.7	3,091,600	12.6
Financial service	625,999	2.5	660,314	2.7
Residential construction loans	272,573	1.1	250,974	1.0
Other services	4,538,860	17.7	4,613,534	18.8
Agriculture, livestock, forestry and fishing	743,238	2.9	833,762	3.4
Individual	5.693.371	22.3	5.309.882	21.7
Total	25.596.205	100.0	24.464.464	100.0

	Unibanco

	June 30, 2005		March 31, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	10,899,203	31.0	10,105,583	30.4
Retailers	3,528,103	10.0	3,376,963	10.2
Financial service	469,164	1.4	449,324	1.4
Residential construction loans	272,573	0.8	250,974	0.7
Other services	5,883,166	16.7	5,960,080	18.0
Agriculture, livestock, forestry and fishing	743,238	2.1	833,762	2.5
Individual	13,358,296	38.0	12,199,381	36.8
Total	35,153,743	100.0	33,176,067	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco

	June 30, 2005		March 31, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,891,566	11.3	2,894,443	11.8
50 next largest clients	4,941,174	19.3	4,773,591	19.5
100 next largest clients	3,665,059	14.3	3,632,688	14.9
Other clients	14,098,402	55.1	13,163,742	53.8
Total	25,596,205	100.0	24,464,464	100.0

	Unibanco

	June 30, 2005		March 31, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,861,506	8.2	2,796,773	8.4
50 next largest clients	4,857,590	13.8	4,699,571	14.2
100 next largest clients	3,720,216	10.6	3,661,615	11.0
Other clients	23,714,431	67.4	22,018,108	66.4
Total	35,153,743	100.0	33,176,067	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Unibanco

							June 30, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,816,343	-	-	11,816,343	46.2	11,219	-
A	0.5	8,564,388	-	-	8,564,388	33.5	47,054	0.5
B	1.0	2,175,559	188,435	28,139	2,392,133	9.3	36,212	1.5
C	3.0	967,995	195,858	47,202	1,211,055	4.7	119,052	9.8
D	10.0	560,871	96,791	42,794	700,456	2.8	209,437	29.9
E	30.0	50,760	60,159	28,065	138,984	0.5	69,353	49.9
F	50.0	14,154	45,497	51,203	110,854	0.4	77,291	69.7
G	70.0	134,112	36,332	34,277	204,721	0.8	204,516	99.9
H	100.0	57,227	170,656	229,388	457,271	1.8	457,271	100.0
Total		24,341,409	793,728	461,068	25,596,205	100.0	1,231,405
% of total risk							4.8%

Unibanco

							March 31, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	11,502,014	-	-	11,502,014	47.0	10,944	-
A	0.5	7,403,704	-	-	7,403,704	30.2	39,163	0.5
B	1.0	2,430,745	153,572	24,708	2,609,025	10.7	30,780	1.2
C	3.0	853,578	196,451	55,921	1,105,950	4.5	75,313	6.8
D	10.0	411,029	295,686	164,084	870,799	3.6	241,359	27.7
E	30.0	60,407	84,617	39,803	184,827	0.8	80,203	43.4
F	50.0	13,976	49,099	35,274	98,349	0.4	59,880	60.9
G	70.0	143,605	32,083	20,118	195,806	0.8	176,377	90.1
H	100.0	35,754	177,999	280,237	493,990	2.0	493,990	100.0
Total		22,854,812	989,507	620,145	24,464,464	100.0	1,208,009
% of total risk							4.9%

Unibanco

							June 30, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA		- 14,006,600	-	-	14,006,600	39.8	11,392	-
A	0.5	13,956,800	-	-	13,956,800	39.7	74,190	0.5
B	1.0	2,339,597	289,311	224,802	2,853,710	8.1	41,043	1.4
C	3.0	1,329,933	274,685	207,173	1,811,791	5.2	142,976	7.9
D	10.0	709,969	128,894	173,311	1,012,174	2.9	267,797	26.5
E	30.0	77,772	81,394	140,450	299,616	0.9	126,722	42.3
F	50.0	37,348	59,416	160,765	257,529	0.7	157,186	61.0
G	70.0	145,966	46,324	137,994	330,284	0.9	292,870	88.7
H	100.0	85,700	185,238	354,301	625,239	1.8	625,239	100.0
Total		32,689,685	1,065,262	1,398,796	35,153,743	100.0	1,739,415
% of total risk							4.9%

Unibanco

							March 31, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
	-	13,223,378	-	-	13,223,378	39.9	11,366	0.1
AA	0.5	12,439,119	-	-	12,439,119	37.5	80,382	0.6
B	1.0	2,582,024	230,489	225,535	3,038,048	9.2	35,352	1.2
C	3.0	1,285,509	284,416	224,044	1,793,969	5.4	100,950	5.6
D	10.0	488,322	346,303	299,239	1,133,864	3.4	280,366	24.7
E	30.0	160,053	108,643	132,278	400,974	1.2	163,175	40.7
F	50.0	22,945	66,551	113,845	203,341	0.6	113,433	55.8
G	70.0	148,461	42,679	86,199	277,339	0.8	233,846	84.3
H	100.0	59,363	189,894	416,778	666,035	2.0	666,035	100.0
Total		30,409,174	1,268,975	1,497,918	33,176,067	100.0	1,684,905
% of total risk							5.1%
_____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$631,023 (March 31, 2005 - R$752,279) in Unibanco and R$729,953 (March 31, 2005 - R$857,942) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off , and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Unibanco		Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2005	30, 2005
Balance at the beginning of the period	1,208,009	1,146,195	1,684,905	1,669,467
Provision for credit losses	187,110	320,108	435,291	745,308
Loan charge-offs	(163,714)	(234,898)	(380,781)	(675,360)
Balance at the end of the period	1,231,405	1,231,405	1,739,415	1,739,415

Loan recoveries (1)	9,648	21,256	30,940	76,759
_____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Assets - Other credits
Unsettled exchange purchases	2,453,529	2,907,144	2,453,529	2,907,144
Rights on foreign exchange sold	1,472,289	1,839,688	1,472,289	1,839,688
(-) Received advances	(171,758)	(303,883)	(171,758)	(303,883)
Income receivable from advances on exchange
contracts	15,614	13,731	15,614	13,731
Other	-	3,835	-	3,835
Total	3,769,674	4,460,515	3,769,674	4,460,515

Liabilities - Other liabilities
Unsettled exchange sales	1,410,933	1,822,189	1,410,933	1,822,189
Obligations for foreign exchange purchased	2,659,317	2,955,858	2,659,317	2,955,858
(-) Advances on exchange contracts	(1,612,353)	(1,393,695)	(1,612,353)	(1,393,695)
Other	(4,303)	872	(4,303)	872
Total	2,453,594	3,385,224	2,453,594	3,385,224

Off-balance sheet
Import credits outstanding	72,812	134,800	91,251	156,883
Confirmed export credits	26,780	30,875	26,851	31,392

(b) Statement of income

			Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Income from foreign exchange transactions	631,593	1,347,468	701,229	1,162,606
Expenses from foreign exchange transactions	(834,887)	(1,545,589)	(583,729)	(1,028,911)
Net gain on foreign exchange transactions	(203,294)	(198,121)	117,500	133,695

			Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Income from foreign exchange transactions	653,743	1,407,545	927,352	1,582,757
Expenses from foreign exchange transactions	(856,881)	(1,604,242)	(809,086)	(1,447,671)
Net gain on foreign exchange transactions	(203,138)	(196,697)	118,266	135,086

7. Other Credits - Sundry

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Escrow deposits for civil and labor suits (a)	1,159,027	1,179,072	2,474,260	2,227,163
Insurance premium	-	-	955,861	747,761
Receivables from credit card operations	-	-	618,074	608,545
Prepaid taxes	278,966	214,179	662,874	553,565
Notes and credits receivable	573,785	544,469	574,054	544,997
Unibanco’s retirement plan	135,905	134,785	135,905	134,785
Receivables from purchase of assets	12,971	15,613	80,088	75,299
Government retirement benefit advances	-	50,974	-	50,974
Salary advances and other	64,947	38,560	81,173	50,647
Accounts receivable from subsidiaries	160,607	5,221	-	-
Other	419,101	520,211	706,453	888,289
Total	2,805,309	2,703,084	6,288,742	5,882,025
Current	870,352	782,139	2,849,193	2,518,128
Long-term	1,934,957	1,920,945	3,439,549	3,363,897
_____________________
(a)	Substantially related to fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

		June 30, 2005		March 31, 2005

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Current assets	2,363,158	5,554,366	1,907,143	5,084,824
Long-term assets	1,648,375	3,874,341	1,644,338	4,384,135
Permanent assets	52	123	56	150
Total assets	4,011,585	9,428,830	3,551,537	9,469,109

Current liabilities	2,154,666	5,064,326	1,580,255	4,213,276
Long-term liabilities	1,587,375	3,730,967	1,718,476	4,581,801
Deferred income	426	1,001	366	975
Branch equity	269,118	632,536	252,440	673,057
Total liabilities	4,011,585	9,428,830	3,551,537	9,469,109

	Quarter ended June 30, 2005		Six-months ended June 30, 2005

	US$ thousand	R$ thousand	US$ thousand	R$ thousand
Net income for the period (2005)	19,167	38,518	39,855	93,676
Net income for the period (2004)	22,171	79,245	74,198	230,571

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$186,219 (Six-months ended June 30, 2005 - R$181,252) in Unibanco and R$151,439 (Six-months ended June 30, 2005 - R$149,407) in Unibanco Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect							Adjusted net		Equity in results
								income (loss)		adjustments

			Percentage holding (%)		Adjusted	Investments value		Quarter	Six-months	Quarter	Six-months

				Unibanco	stockholders	June 30,	March 31,	ended June	ended June	ended June	ended June

	Common	Preferred	Unibanco	Consolidated	equity	2005	2005	30, 2005	30, 2005	30, 2005	30, 2005
Investments of Unibanco

Subsidiary companies
Unipart Participações
Internacionais Ltd.	990	-	100.000	100.000	910,175	910,174	929,950	81,571	89,609	81,571	89,609
Unicard Banco Múltiplo S.A.
(5) and (11)	106,053,960	91,811,816	100.000	100.000	728,476	728,476	873,040	76.968	89,368	76,862	89,368
Banco Fininvest S.A.	4	1	99.940	99.940	677,057	676,512	625,951	51,009	98,958	50,968	98,762
Unibanco AIG Seguros S.A. (12)	345,014	188,814	49.709	49.709	1,312,920	652,641	628,267	84,395	139,836	41,953	69,511
Unibanco Companhia de
Capitalização (3)	4,194	-	99.999	100.000	404,732	404,732	422,707	32,067	46,267	32,066	46,265
Banco Único S.A. (4)	2,769,089	2,769,390	99.980	99.980	226,785	217,060	212,145	4,645	9,283	4,842	9,316
Banco Dibens S.A. (10)	8,858,142	-	99.999	99.999	211,894	211,894	114,095	(11,083)	(7,718)	(7,905)	(6,189)
Unibanco Leasing S.A. –
Arrendamento Mercantil	265	-	99.999	99.999	138,182	138,180	141,508	(2,404)	3,893	(2,404)	3,893
Unibanco Investshop Corretora
de Valores Mobiliários e Câmbio
S.A. (2) and (9)	4,955	4,955	100.000	100.000	110,616	110,616	105,639	4,648	8,862	7,088	11,302
Unibanco Empreendimentos e
Participações Ltda. (3)	201,910	-	48.003	100.000	218,197	104,742	102,740	3,244	(12,373)	2,002	(5,939)
Interbanco S.A.	20,000	-	99.996	99.999	80,388	80,385	79,705	6,998	16,068	6,958	16,068
Unibanco Negócios Imobiliários
Ltda. (3)	49,568	-	99.999	100.000	56,496	56,496	55,681	814	1,261	814	1,261
BWU Comércio e Entretenimento
Ltda. (3) and (13)	67,562	-	59.792	59.792	59,701	35,697	36,958	(2,010)	(6,386)	(1,262)	(3,325)
Unibanco Asset Management –
Banco de Investimento S.A. (2)	1,468	1,468	99.999	99.999	27,409	27,409	24,605	4,389	6,418	4,407	6,436
Unibanco Empreendimentos
Ltda. (3)	150,489	-	16.126	100.000	125,093	20,172	20,040	822	1,602	132	258
Unibanco Serviços de
Investimento Ltda.	100	-	99.999	100.000	5,582	5,582	6,746	7,436	14,082	7,436	14,082
Hipercard Banco Múltiplo S.A.
(5)	-	-	-	-	-	-	-	-	-	-	(8,328)
Other	-	-	-	-		169,290	275,230	-	-	19,519	1,646

Jointly controlled
companies(i)
Banco Investcred Unibanco
S.A. – (PontoCred) (6)	95	-	49.997	49.997	203,774	101,881	96,850	11,317	28,944	5,579	14,387
Serasa S.A.	366	349	19.045	19.174	159,757	30,426	33,639	22,504	42,276	4,211	7,996
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	139,207	26,520	25,387	5,954	5,450	1,134	1,026
Redecard S.A.	200	400	31.943	31.943	57,852	18,480	17,728	47,034	86,010	15,024	27,474
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	36,191	9,048	8,487	2,244	3,400	561	850
Companhia Hipotecária
Unibanco – Rodobens	6,055	-	50.000	50.000	8,929	4,465	4,393	128	536	74	278
Other	-	-	-	-	-	22,665	22,268	-	-	6,485	9,462
Total						4,763,543	4,863,759	-	-	358,115	495,469
Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de
Seguros	54,214	-	-	49.999	93,469	46,734	45,140	3,192	5,587	3,408	2,469
Instituto de Resseguros do
Brasil (IRB)	-	110,824	-	11.082	1,362,218	153,804	-	109,664	109,664	12,675	12,675
Other	-	-	-	-	-	3,898	11,930	-	-	(18)	(257)
Total						204,436	57,070			16.065	14,887

					Adjusted net income (loss)

	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjuste stockholders equity	Quarter ended June 30 2005	Six-month ended June 30, 2005

invested by:	Common	Preferred	Unibanco Consolidated
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	354,478	48,956	54,703
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	158,811	363	1,014
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	31,195	7,739	18,372
Hipercard Administradora de Cartões de Crédito Ltda. (8)	7	-	100.000	201,513	9,254	21,493
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (7)	39,565	-	100.000	225,310	21,228	36,932
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	50,538	1,954	4,973
Unibanco AIG Warranty S.A.	560	-	70.000	23,715	284	2,615
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	42,666	4,700	12,300
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5)	490,295	5,940	100.000	767,131	29,468	39,638

(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)	During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)	Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5)	During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. On February 28, 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

(6)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7)	Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(8)	On March 1st, 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(9)	On January 31, 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(10)	On June 3, 2005 Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit up to ten years. The transaction is subject to the approval of the Central Bank of Brazil and other authorities.

(11)	In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid us the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the six-month ended June 30, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$89 million. See Note 12((b)1).

(12)	On June, 30, 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previous, recorded on the cost method because of the nomination of a number of the Board of Directors, representing influence on the Administration (ii) constitution of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(13)	Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 3, 2004, the merger of BWU Representação e Participações Ltda. into that company was approved

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the period

			Quarter	Six-months	Quarter	Six-months
	June 30,	March 31,	ended June	ended June	ended June	ended June
	2005	2005	30, 2005	30, 2005	30, 2004	30, 2004
Bandeirantes (1)	-	-	-	-	15,320	31,159
Fininvest	307,177	314,963	7,786	15,572	6,538	13,076
Hipercard	367,465	378,065	9,614	20,230	7,916	7,916
Other	195,313	182,038	8,209	15,754	6,058	10,683

Total	869,955	875,066	25,609	51,556	35,832	62,834
_____________________
(1)	As described in of Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.42% (March 31, 2005 – 12.79%) per annum, and are payable up to July 24, 2006.

(b) The euronotes in the amount of R$1,379,903 (March 31, 2005 - R$1,343,013) in Unibanco and R$1,189,479 (March 31, 2005 - R$1,293,933) in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 3.92% (March 31, 2005 – 2.78%) per annum in Unibanco and 4.13% (March 31, 2005 – 2.78%) per annum in Unibanco Consolidated.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% p.a..

(c) The other issues totaled R$36,467 (March 31, 2005 - R$43,782) in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 6.03% (March 31, 2005 – 6.28%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.46% (March 31, 2005 – 5.32%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Tax litigation	684,936	549,517	1,441,039	1,185,596
Labor litigation	473,008	534,149	868,336	798,313
Civil litigation	314,127	318,416	561,993	506,074
Total	1,472,071	1,402,082	2,871,368	2,489,983
Recorded in Other Liabilities
- Taxes and Social Security	684,936	549,517	1,441,039	1,185,596
- Others (Note 13(c))	787,135	852,565	1,430,329	1,304,387
	1,472,071	1,402,082	2,871,368	2,489,983

(b) Changes in and the related fiscal labor and civil litigation provision:

	Unibanco		Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2005	30, 2005
Balance at the beginning of the period	1,402,082	1,393,093	2,489,983	2,386,139
Provision charged (1)	242,664	357,372	611,596	850,237
Payments	(172,675)	(278,394)	(230,211)	(365,008)
Balance at the end of the period	1,472,071	1,472,071	2,871,368	2,871,368
_____________________
(1)	As described in of Note 9 ((a)12), Unibanco Consolidated was recorded in a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies on the for acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$260 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits for any amounts incurred under such lawsuits. Additionally, in those cases in which liens have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these liens.

(e) Civil litigation

Unibanco and its subsidiaries were parties to other actions and claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the six-month period ended June 30, 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. concluded their judicial disputes and will propose a project to the Brazilian Central Bank to transform the extrajudicial liquidation of Banorte into an ordinary liquidation process.

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005	2005	2005	2005	2005
Current:	1,359,915	1,154,492	2,835,822	2,747,588	465,374	446,978	4,661,111	4,349,058
Provision for unearned
premiums	708,803	509,478	1	1	-	-	708,804	509,479
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	205,053	199,222	9,817	9,734	-	-	214,870	208,956
Mathematical provision
benefits to be granted	164,626	142,968	2,782,501	2,701,670	-	-	2,947,127	2,844,638
Mathematical provision
for benefits granted	2,747	2,776	2	1	-	-	2,749	2,777
Unsettled claims	276,227	297,533	708	752	-	-	276,935	298,285
Provision for draws and
redemptions	-	-	-	-	465,011	446,615	465,011	446,615
Other provisions	2,459	2,515	42,793	35,430	363	363	45,615	38,308

Long-term liabilities:	758	934	2,012,799	1,976,603	-	-	2,013,557	1,977,537
Mathematical provision
benefits to be granted	-	-	1,471,121	1,455,571	-	-	1,471,121	1,455,571
Mathematical provision
for benefits granted	731	746	358,327	343,793	-	-	359,058	344,539
Other provisions	27	188	183,351	177,239	-	-	183,378	177,427
Total of technical
provisions	1,360,673	1,155,426	4,848,621	4,724,191	465,374	446,978	6,674,668	6,326,595

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	June 30,	March 31,	June 30,	March 31,
	Issue	Maturity	per annum	2005	2005	2005	2005
Step-up
subordinated
callable notes (1)	April 2002	April 2012	9.375%	477,548	554,209	473,918	552,619
Step-up
subordinated
callable notes (2)	December 2003	December 2013	7.375%	471,226	544,358	471,112	536,902
Step-up
subordinated
callable notes (3)	April 2001	April 2006	3.45%	71,275	81,327	71,275	81,327
Line of credit (4)	December 2004	December 2009	4.74%	353,057	404,667	353,057	404,667
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	401,098	383,201	401,098	383,201
Total				1,774,204	1,967,762	1,770,460	1,958,716
_____________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.

(c) Sundry

	Unibanco		Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Sale of rights of receipt of future flow of payment
orders abroad (1)	2,173,465	2,527,042	2,173,465	2,527,042
Payable to merchants - credit card	-	-	2,023,391	2,186,699
Provision for labor and civil litigation (Note 12(a))	787,135	852,565	1,430,329	1,304,387
Payable related to insurance companies	-	-	461,865	360,920
Provisions for payroll and administrative
expenses	339,277	340,050	411,052	412,137
Restructuring provision (2)	21,533	126,183	21,533	126,183
Debt assumption contracts	10,287	11,577	-	367
Other	185,643	182,404	426,386	228,695
Total	3,517,340	4,039,821	6,948,021	7,146,430
Short-term	732,102	843,858	3,461,372	3,456,958
Long-term	2,785,238	3,195,963	3,486,649	3,689,472
_____________________
(1)	Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of ~~Y~~$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.
(2)	Provision recorded for restructuring charges related to the retail operations excluding permanent assets.

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “ Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program, is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

Additionally on July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Securidade Social. The new program is sponsored by Unibanco and your employees.

During the quarter ended June 30, 2005, the company sponsor contributions totaled R$2,620 (Six-months ended June 30, 2005 - R$6,745) in Unibanco and R$3,281 (Six-months ended June 30, 2005 - R$8,006) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2005, the options activity was as follows:

	Issuance	Vesting period until	Exercise period until	Exercise price restated as of 6/30/2005				Not exercised

Nº	Date				Granted	Exercised	Cancelled
1	1/21/2002	1/21/2005	1/20/2006	9.31	2,062,687	616,965	564,855	880,867
		1/21/2006	1/20/2007	9.31	2,062,728	-	669,502	1,393,226
		1/21/2007	1/20/2008	9.31	2,062,585	-	669,477	1,393,108
2	4/15/2002	4/15/2005	4/14/2006	10.91	11,334	-	-	11,334
		4/15/2006	4/14/2007	10.91	11,333	-	-	11,333
		4/15/2007	4/14/2008	10.91	11,333	-	-	11,333
3	8/1/2002	8/1/2005	7/31/2006	8.40	33,334	-	-	33,334
		8/1/2006	7/31/2007	8.40	33,333	-	-	33,333
		8/1/2007	7/31/2008	8.40	33,333	-	-	33,333
4	8/12/2002	8/12/2005	8/11/2006	7.05	60,000	-	-	60,000
		8/12/2006	8/11/2007	7.05	60,000	-	-	60,000
		8/12/2007	8/11/2008	7.05	60,000	-	-	60,000
5	11/1/2002	11/1/2005	10/31/2006	6.90	33,334	-	-	33,334
		11/1/2006	10/31/2007	6.90	33,333	-	-	33,333
		11/1/2007	10/31/2008	6.90	33,333	-	-	33,333
6	11/11/2002	11/11/2005	11/10/2006	6.90	33,334	-	33,334	-
		11/11/2006	11/10/2007	6.90	33,333	-	33,333	-
		11/11/2007	11/10/2008	6.90	33,333	-	33,333	-
7	11/20/2002	5/31/2006	11/19/2006	6.90	50,000	-	-	50,000
		11/20/2006	11/19/2007	6.90	50,000	-	50,000	-
		11/20/2007	11/19/2008	6.90	50,000	-	50,000	-
8	1/6/2003	1/6/2006	1/5/2007	6.66	26,667	-	26,667	-
		1/6/2007	1/5/2008	6.66	26,667	-	26,667	-
		1/6/2008	1/5/2009	6.66	26,666	-	26,666	-
9	2/10/2003	2/10/2006	2/9/2007	7.78	20,000	-	-	20,000
		2/10/2007	2/9/2008	7.78	20,000	-	-	20,000
		2/10/2008	2/9/2009	7.78	20,000	-	-	20,000
10	3/10/2003	3/10/2006	3/9/2007	8.17	27,667	-	7,667	20,000
		3/10/2007	3/9/2008	8.17	27,667	-	7,667	20,000
		3/10/2008	3/9/2009	8.17	27,666	-	7,666	20,000
11	4/8/2003	4/8/2006	4/7/2007	8.85	264,003	-	100,669	163,334
		4/8/2007	4/7/2008	8.85	263,999	-	100,666	163,333
		4/8/2008	4/7/2009	8.85	263,998	-	100,665	163,333
12	4/14/2003	4/14/2006	4/13/2007	8.94	6,667	-	6,667	-
		4/14/2007	4/13/2008	8.94	6,667	-	6,667	-
		4/14/2008	4/13/2009	8.94	6,666	-	6,666	-
13	5/7/2003	5/7/2006	5/6/2007	8.41	186,667	-	-	186,667
		5/7/2007	5/6/2008	8.41	186,667	-	-	186,667
		5/7/2008	5/6/2009	8.41	186,666	-	-	186,666
14	6/4/2003	6/4/2006	6/3/2007	10.21	100,000	-	100,000	-
		6/4/2007	6/3/2008	10.21	100,000	-	100,000	-
		6/4/2008	6/3/2009	10.21	100,000	-	100,000	-
15	6/16/2003	6/16/2006	6/15/2007	10.30	20,000	-	-	20,000
		6/16/2007	6/15/2008	10.30	20,000	-	-	20,000
		6/16/2008	6/15/2009	10.30	20,000	-	-	20,000
16	9/2/2003	9/2/2006	9/1/2007	9.83	1,037,721	-	226,680	811,041
		9/2/2007	9/1/2008	9.83	1,037,658	-	226,663	810,995
		9/2/2008	9/1/2009	9.83	1,037,621	-	226,657	810,964
17	11/10/2003	11/10/2006	11/9/2007	9.83	60,000	-	60,000	-
		11/10/2007	11/9/2008	9.83	60,000	-	60,000	-
		11/10/2008	11/9/2009	9.83	60,000	-	60,000	-
18	12/17/2003	12/17/2006	12/16/2007	11.50	20,000	-	-	20,000
		12/17/2007	12/16/2008	11.50	20,000	-	-	20,000
		12/17/2008	12/16/2009	11.50	20,000	-	-	20,000
19	1/5/2004	1/5/2007	1/4/2008	9.83	40,000	-	-	40,000
		1/5/2008	1/4/2009	9.83	40,000	-	-	40,000
		1/5/2009	1/4/2010	9.83	40,000	-	-	40,000
20	2/1/2004	2/1/2007	1/31/2008	13.76	60,000	-	-	60,000
		2/1/2008	1/31/2009	13.76	60,000	-	-	60,000
		2/1/2009	1/31/2010	13.76	60,000	-	-	60,000

21	4/5/2004	4/5/2007	4/4/2008	14.03	2,040	-	-	2,040

		4/5/2008	4/4/2009	14.03	2,040	-	-	2,040
		4/5/2009	4/4/2010	14.03	2,040	-	-	2,040
22	4/12/2004	4/12/2007	4/11/2008	13.91	133,334	-	-	133,334
		4/12/2008	4/11/2009	13.91	133,333	-	-	133,333
		4/12/2009	4/11/2010	13.91	133,333	-	-	133,333
23	4/13/2004	4/13/2007	4/12/2008	14.02	33,334	-	-	33,334
		4/13/2008	4/12/2009	14.02	33,333	-	-	33,333
		4/13/2009	4/12/2010	14.02	33,333	-	-	33,333
24	7/19/2004	7/19/2007	7/18/2008	12.75	156,668	-	-	156,668
		7/19/2008	7/18/2009	12.75	156,666	-	-	156,666
		7/19/2009	7/18/2010	12.75	156,666	-	-	156,666
25	8/4/2004	8/4/2009	8/3/2010	11.94	300,000	-	-	300,000
26	9/20/2004	9/20/2007	9/19/2008	13.65	3,334	-	-	3,334
		9/20/2008	9/19/2009	13.65	3,333	-	-	3,333
		9/20/2009	9/19/2010	13.65	3,333	-	-	3,333
27	2/1/2005	2/1/2008	1/31/2009	16.05	1,406,687	-	81,668	1,325,019
		2/1/2009	1/31/2010	16.05	1,406,667	-	81,667	1,325,000
		2/1/2010	1/31/2011	16.05	1,406,646	-	81,665	1,324,981
28	5/3/2005	5/3/2008	5/2/2009	18.80	8,334	-	-	8,334
		5/3/2009	5/2/2010	18.80	8,333	-	-	8,333
		5/3/2010	5/2/2011	18.80	8,333	-	-	8,333
	Total				17,991,120	616,965	3,933,834	13,440,321

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			June 30, 2005	March 31, 2005

	Outstanding shares	Treasury stock	Total	Total
Common	755,658,168	-	755,658,168	755,658,168
Preferred	641,114,542	12,085,622	653,200,164	653,200,164
Total	1,396,772,710	12,085,622	1,408,858,332	1,408,858,332

As of June 30, 2005, the market value of common shares were R$13.20 and R$7.13 for preferred shares. Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

On June 30, 2005, the fair value of units is R$17.22. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares will be negotiated on a per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, and reduce operational cost, as well as representing one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On March 30, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$84,392, comprising a as complement to the interest on capital related to the profit in the 2004 fiscal year, in the amount of R$27,676, plus the interest related to the first quarter of 2005, in the amount of R$56,716, amounting to R$0.0578 (R$0.0491 net of applicable tax) per common share and R$0.0635 (R$0.0540 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$28,693. The payment of the interest on capital was made on April 29, 2005.

The Units had interest on capital of R$0.1138 (R$0.0967 net of applicable tax) comprising R$0.0503 (R$0.0427 net of applicable tax) from Unibanco Holdings and R$0.0635 (R$0.0540 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.5689 (R$0.4836 net of applicable tax).

On July 15, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$275,784, comprising interest on capital related to the second quarter of 2005, in the amount of R$56,717, and a complement interest on capital related to the first quarter of 2005, in the amount of R$219,067, amounting to R$0.1888 (R$0.1605, plus net of applicable tax) per common share and R$0.2077 (R$0.1765 plus net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9.249/95, with a tax benefit of R$93,767. The payment of the interest of capital was made on July 29, 2005.

The Units had interest on capital of R$0.3702 (R$0.3147 plus the applicable tax), comprising R$0.1625 (R$0.1382 plus the applicable tax) from Unibanco Holdings and R$0.2077 (R$0.1765 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$1.8509 (R$1.5733 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Treasury stock

During the second quarter of 2005 as per the Shares – Performance buy back program approved (Note 14 (b)), approval by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)), the following changes in treasury stock occurred.

Quantity of shares on March 31, 2005	12,109,948
Acquisition of own stocks	4,008
Sale of own stocks	(36,666)
Repurchase	8,332
Quantity of shares on June 30, 2005	12,085,622

The average cost of R$4.1530 per share, and the minimum and maximum price of share was R$15.48 and R$20.77, respectively.

(e) Statutory reserves

The balance is summarized as follows:

	June 30,	March 31,
	2005	2005
i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of
capital stock	103,436	93,856

ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions and dividends up to a limit of 80% of capital stock
- Other statutory reserves	2,990,364	2,526,416
- Special dividends reserve	63,898	63,898

Total	3,157,698	2,684,170

(f) Changes in stockholders’ equity

		Six-months
	Quarter ended	ended June 30,
	June 30, 2005	2005
Balance at the beginning of the period	8,363,245	8,106,383
Acquisitions of own stocks	54	1,505
Prior period adjustments	(5,464)	(5,486)
Restatement of membership certificates	421	421
Fair value adjustments - marketable securities and derivatives	31,027	37,032
Net income for the period	452,935	854,224
Revaluation reserve	(1,788)	(1,879)
Interest on own capital proposed	(180,730)	(332,500)
Balance at the end of the period	8,659,700	8,659,700

(g) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to June 30, 2005, 626.1 thousand preferred of Unibanco’s shares were converted into Units.

(h) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. The secondary offering included the public in Brazil, certain qualified institutional buyers in the United States and institutional and other investors elsewhere outside the United States that are not U.S. persons.

16. Other Operating Income and Expenses

(a) Other operating income

				Unibanco

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Exchange rate variation on others credits	5,633	10,843	-	-
Dividends/retained earnings received from other
investments, principally consortium	4,065	10,091	6,618	12,455
Monetary correction of income receivable	4,552	12,981	13,610	19,402
Foreign branches’ and subsidiary companies’
exchange gains	(4,967)	-	117,471	124,885
Monetary correction of prepaid taxes	-	-	1,378	3,303
Other	100,485	190,685	9,299	14,030
Total	109,768	224,600	148,376	174,075

Unibanco Consolidated

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Insurance, annuity products and retirement
plans premiums	879,266	1,874,289	901,635	1,735,514
Financial results from insurance, pension plans
and annuity products	257,029	500,102	205,675	413,600
Dividends/retained earnings received from other
investments, principally consortium	17,970	48,885	46,904	65,269
Exchange rate variation on others credits	5,633	10,843	-	-
Monetary correction of prepaid taxes	838	1,958	1,378	3,303
Monetary correction of income receivable	4,918	16,042	21,503	34,994
Foreign branches’ and subsidiary companies’
exchange gains	(2,032)	-	97,379	105,151
Other	145,362	156,953	20,297	37,571
Total	1,308,984	2,609,072	1,294,771	2,395,402

(b) Other operating expenses

				Unibanco

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Foreign branches’ and subsidiary companies’
exchange loss	181,252	181,252	-	-
Provision for labor and civil litigations	104,277	117,886	80,662	150,743
Expense related to checks and billing, net	24,880	59,740	22,547	43,384
Amortization of goodwill on subsidiaries acquired	13,395	24,885	28,811	57,034
Monetary correction of other liabilities	2,411	5,056	653	12,594
Other	81,021	87,548	49,854	77,423
Total	407,236	476,367	182,527	341,178

Unibanco Consolidated

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Changes in technical provision for insurance,
annuity products and retirement plans	269,792	654,640	309,790	603,430
Insurance claims	239,005	462,808	249,926	470,134
Private retirement plans benefits expenses	170,971	356,003	105,283	255,563
Interest and monetary correction on technical
provision for insurance, pension plans
and annuity products	155,611	308,954	160,040	252,132
Credit card selling expenses	71,859	137,751	86,931	156,994
Insurance and private retirement plans selling
and other expenses	48,477	106,539	69,438	130,470
Provision for labor and civil litigations	159,119	218,597	106,126	217,893
Foreign branches’ and subsidiary companies’
exchange loss	149,407	149,407	-	-
Expense related to checks and billing, net	35,346	80,537	33,415	59,137
Insurance expenses	37,864	80,286	37,637	66,392
Amortization of goodwill on subsidiaries acquired	25,610	51,557	35,832	62,834
Monetary correction of other liabilities	12,252	23,434	653	12,594
Other	145,998	223,351	76,178	114,701
Total	1,521,311	2,853,864	1,271,249	2,402,274

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Unibanco

	March 31,			June 30,
	2005	Constitution	Realization	2005
Allowance for credit losses	310,715	110,106	115,137	305,684
Other provisions not currently deductible	756,732	157,154	166,960	746,926
Tax loss and negative basis of social
contribution carry-forwards	211,238	-	33,624	177,614
Social contribution carry-forwards
(Provisional Measure 2158-35)	275,969	-	6,050	269,919
Subtotal	1,554,654	267,260	321,771	1,500,143
Adjustment at fair value of marketable securities
available for sale and derivative financial
instruments	40,870	-	13,366	27,504
Net deferred tax assets	1,595,524	267,260	335,137	1,527,647
Total assets	1,595,524			1,527,647

				Unibanco

	December 31,			June 30,
	2004	Constitution	Realization	2005
Allowance for credit losses	294,272	156,731	145,319	305,684
Other provisions not currently deductible	790,096	278,081	321,251	746,926
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	59,966	177,614
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	11,073	269,919
Subtotal	1,602,940	434,812	537,609	1,500,143
Adjustment at fair value of marketable securities
available for sale and derivative
financial instruments	43,843	-	16,339	27,504
Net deferred tax assets	1,646,783	434,812	553,948	1,527,647
Total assets	1,646,783			1,527,647

				Unibanco Consolidated

				Balance of
	March 31,			acquired	June 30,
	2005	Constitution	Realization	companies	2005
Allowance for credit losses	455,076	153,736	151,827	-	456,985
Other provisions not currently deductible	1,215,451	285,024	189,564	(75)	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	640,165	3,966	38,825	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,534	-	8,766	-	467,768
Subtotal	2,787,226	442,726	388,982	(75)	2,840,895
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	40,668	2,532	13,249	-	29,951
Deferred tax obligations	(29,314)	(1,158)	(1,841)	-	(28,631)
Net deferred tax assets	2,798,580	444,100	400,390	(75)	2,842,215
Total assets	2,827,894				2,870,846
Total liabilities	29,314				28,631

				Unibanco Consolidated

				Balance of
	December 31,			acquired	June 30,
	2005	Constitution	Realization	companies	2005
Allowance for credit losses	438,485	262,456	244,340	384	456,985
Other provisions not currently deductible	1,191,988	492,269	384,181	10,760	1,310,836
Tax loss and negative basis of social
contribution carry-forwards	677,100	15,785	87,579	-	605,306
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	17,308	-	467,768
Subtotal	2,792,649	770,510	733,408	11,144	2,840,895
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	4,077	16,617	-	29,951
Deferred tax obligations	(28,626)	(1,930)	(1,925)	-	(28,631)
Net deferred tax assets	2,806,514	772,657	748,100	11,144	2,842,215
Total assets	2,835,140				2,870,846
Total liabilities	28,626				28,631

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2005, the expected realization of deferred taxes:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
Year	(Provisional	Other	Total	(Provisional	Other	Total
	Measure 2158-35)			Measure 2158-35)
2005	7,219	204,197	211,416	14,560	357,136	371,696
2006	31,686	639,068	670,754	41,763	1,077,985	1,119,748
2007	39,791	386,959	426,750	53,351	564,333	617,684
2008	45,759	-	45,759	63,489	124,062	187,551
2009	57,893	-	57,893	76,276	108,946	185,222
2010	75,174	-	75,174	93,293	53,760	147,053
2011 to 2013	12,397	-	12,397	72,117	72,209	144,326
2014 to 2017	-	-	-	52,919	14,696	67,615
Total	269,919	1,230,224	1,500,143	467,768	2,373,127	2,840,895

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,286,628 in Unibanco and R$2,280,811 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

			Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Income before income tax and social
contribution, net of profit sharing	588,061	1,099,303	242,763	505,325
Income tax and social contribution expenses
at a rate of 25% and 9%	(199,941)	(373,763)	(82,539)	(171,810)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	26,253	68,851	132,091	201,819
Interest on capital paid , net	56,434	102,835	30,035	69,520
Permanent differences (net)	(17,872)	(43,002)	(17,734)	(24,093)
Income tax and social contribution for
the period	(135,126)	(245,079)	61,853	75,436

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Income before income tax and social
contribution, net of profit sharing	615,496	1,219,196	362,357	751,993
Income tax and social contribution expenses
at a rate of 25% and 9%	(209,269)	(414,527)	(123,202)	(255,678)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(46,027)	(45,737)	32,742	37,445
Interest on capital paid , net	65,745	122,210	41,638	91,326
Deferred tax credits of prior period	-	-	16,001	15,234
Permanent differences (net)	61,732	44,343	13,981	14,289
Income tax and social contribution for
the period	(127,819)	(293,711)	(18,840)	(97,384)

18. Adjusted Net Income

			Unibanco

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Net income	452,936	854,224	304,616	580,761
Adjustments to net income	(106,954)	(175,626)	(266,441)	(433,815)
Depreciation and amortization	54,792	109,475	53,384	106,761
Amortization of goodwill on acquisition of
subsidiary companies	12,616	24,885	28,811	57,034
Exchange gain on foreign investments	186,219	181,252	(68,762)	(124,885)
Provision for losses on investments	-	(31)	-	-
Equity in results of subsidiary and associated
companies	(358,115)	(495,469)	(268,971)	(468,701)
Reversal of provision of foreclosed assets	(2,466)	4,262	(10,903)	(4,024)
Adjusted net income	345,982	678,598	38,175	146,946

			Unibanco Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Net income	452,936	854,224	304,616	580,761
Adjustments to net income	273,672	404,618	129,594	148,593
Depreciation and amortization	114,099	208,441	98,474	191,770
Amortization of goodwill on acquisition of
subsidiary companies	25,609	51,556	35,832	62,834
Exchange gain on foreign investments	151,439	149,407	-	(105,151)
Provision for losses on investments	(26)	4,060	-	1,160
Equity in results of subsidiary and associated
companies	(16,066)	(14,887)	1,082	(4,979)
Reversal of provision of foreclosed assets	(1,383)	6,041	(5,794)	2,959
Adjusted net income	726,608	1,258,842	434,210	729,354

19. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Co-obligation and risks for guarantees provided	5,101,857	4,703,036	5,140,307	4,623,051
Assets under management (mainly mutual
investment funds)	31,465,377	29,311,877	35,119,041	34,205,546
Lease commitments	58,634	73,205	58,675	73,253

20. Related-Party Transactions (Unibanco)

	June 30,	March 31,
	2005	2005
Assets
Cash and due from banks	21,275	112
Interbank investments	5,903,239	5,731,888
Marketable securities and derivative financial instruments	2,679,671	483,255
Interbank accounts	307	448
Lending operations	195,954	255,692
Other credits
. Income receivable
Dividends and interest on capital	121,206	58,135
. Sundry	163,742	6,961

Liabilities
Deposits	3,537,175	2,191,113
Securities sold under repurchase agreements	133,779	140,446
Resources from securities issued
. Securities abroad	198,423	60,945
Interbank accounts	5,751	5,216
Borrowings	206,477	228,371
Derivative financial instruments	119,651	75,957
Other liabilities
Social and statutory	292,620	198,084
Subordinated debt	3,744	9,046
Sundry	12,750	132,693

	Quarter	Six-months	Quarter	Six-months
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2004
Revenues
Lending operations	1,757	4,060	1,666	3,448
Marketable securities	328,674	581,075	120,481	231,316
Derivative financial instruments	34,624	35,976	(49,117)	(41,222)
Services rendered	65,345	119,486	46,918	95,893
Other operating income	2,356	2,869	5,232	9,904

Expenses
Deposits and securities sold	140,978	218,800	43,361	97,044
Borrowings and onlendings	1,975	4,413	1,072	2,655
Other administrative expenses	11,599	20,942	15,331	28,190
Other operating expenses	1,880	3,716	1,921	3,936

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit are intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

	Unibanco

	June 30, 2005		March 31, 2005

	Book value	Fair value	Book Value	Fair value
Assets
Interbank deposits	7,888,392	7,901,154	7,705,021	7,703,827
Marketable securities	10,053,173	10,243,691	10,174,161	10,270,424
Lending operations	22,228,092	22,179,663	21,373,326	21,334,471
Derivatives, net	459,181	459.181	224,078	224,078

Liabilities
Interbank deposits	2,500,773	2,499,458	1,328,456	1,325,586
Time deposits	25,972,163	25,972,604	25,945,406	25,948,246
Mortgage notes	225,984	225,388	223,598	222,458
Resources from securities issued abroad	1,416,370	1,434,211	1,386,795	1,370,198
Subordinated debt (Note 13(b))	1,774,204	1,828,027	1,967,762	2,007,754
Other liabilities (Note 13(c))	2,173,465	2,230,271	2,527,042	2,170,276
Treasury stocks	50,262	109,556	50,297	111,412

	Unibanco Consolidated

	June 30, 2005		March 31, 2005

	Book value	Fair value	Book Value	Fair value
Assets
Interbank deposits	2,754,165	2,758,857	2,185,659	2,184,842
Marketable securities	15,980,193	16,204,117	18,143,373	18,270,195
Lending operations	29,245,940	29,257,106	27,985,998	27,940,106
Derivatives, net	381,254	381,254	122,320	122,320

Liabilities
Interbank deposits	111,493	111,493	193,316	193,436
Time deposits	25,562,252	25,562,693	25,559,667	25,562,507
Mortgage notes	257,231	256,035	251,044	249,904
Resources from securities issued abroad	1,225,945	1,228,672	1,337,715	1,322,384
Subordinated debt	1,770,460	1,823,993	1,958,716	1,998,533
Other liabilities (Note 13 (c))	2,173,465	2,230,271	2,527,042	2,170,276
Treasury stocks	50,262	109,556	50,297	111,412

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco

	June 30, 2005		March 31, 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	(18,744,967)	(18,744,967)	4,158,983	4,158,983
Currencies	(472,653)	(472,653)	9,493	9,493
Interbank interest rate	(19,234,148)	(19,234,148)	3,595,344	3,595,344
Exchange coupon	961,834	961,834	554,146	554,146

Forward contracts	437,295	441,312	497,296	497,895
Currencies	681,829	667,990	884,760	872,557
Fixed interest rate	(244,534)	(226,678)	(387,464)	(374,662)

Swap contracts	441,290	452,669	264,499	280,208
Currencies	(3,395,610)	(3,312,461)	(3,835,851)	(3,779,569)
Interbank interest rate	626,316	612,306	705,334	692,179
Fixed interest rate	1,953,596	1,892,077	1,664,487	1,626,371
Other	1,256,988	1,260,747	1,730,529	1,741,227

Swap contracts with daily reset	1,545	1,545	1,535	1,535
Currencies	1,545	1,545	1,535	1,535

Third curve swap contracts	62,589	63,831	31,703	32,455
Currencies	(552,342)	(551,950)	(405,463)	(404,752)
Interbank interest rate	509,736	510,192	357,475	357,935
Fixed interest rate	105,195	105,589	79,691	79,272

Option contracts
Purchased options	9,304	8,722	4,229	1,416
Purchase	7,461	6,617	3,920	740
Currencies	7,461	6,617	3,920	740
Sale	1,843	2,105	309	676
Currencies	1,843	2,105	309	676
Sale option	36,986	29,330	109,138	95,494
Purchase	28,537	6,205	70,005	67,323
Currencies	28,537	6,205	70,005	67,323
Sale	8,449	23,125	39,133	28,171
Currencies	8,449	23,125	39,133	28,171

	Unibanco Consolidated

	June 30, 2005		March 31, 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	(18,250,007)	(18,250,007)	4,851,965	4,851,965
Currencies	(472,653)	(472,653)	9,493	9,493
Interbank interest rate	(18,659,798)	(18,659,798)	4,374,068	4,374,068
Exchange coupon	882,444	882,444	468,404	468,404

Forward contracts	377,725	381,688	497,236	498,589
Currencies	632,261	618,422	918,088	905,885
Fixed interest rate	(254,536)	(236,734)	(420,852)	(407,296)

Swap contracts	333,588	341,285	159,081	177,758
Currencies	(3,176,633)	(3,093,294)	(3,488,852)	(3,431,553)
Interbank interest rate	1,889,797	1,875,335	1,522,895	1,509,117
Fixed interest rate	363,433	298,492	394,507	359,016
Other	1,256,991	1,260,752	1,730,531	1,741,178

Swap contracts with daily reset	36,856	36,856	41,341	41,341
Currencies	36,856	36,856	41,341	41,341

Third curve swap contracts	62,589	63,831	31,703	32,455
Currencies	(552,342)	(551,950)	(405,463)	(404,752)
Interbank interest rate	509,736	510,192	357,475	357,935
Fixed interest rate	105,195	105,589	79,691	79,272

Option contracts
Purchased options	52,304	42,833	4,229	1,416
Purchase	50,461	40,728	3,920	740
Currencies	50,461	40,728	3,920	740
Sale	1,843	2,105	309	676
Currencies	1,843	2,105	309	676
Sale option	36,986	29,330	109,138	95,494
Purchase	28,537	6,205	70,005	67,323
Currencies	28,537	6,205	70,005	67,323
Sale	8,449	23,125	39,133	28,171
Currencies	8,449	23,125	39,133	28,171
_____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$724,385 (March 31, 2005 - R$263,000) with respect to purchase commitments and R$1,158,357(March 31, 2005 - R$1,632,765) with respect to sale commitments.

On June 30, 2005, there were future transactions of R$10,170,616 (March 31, 2005 - R$10,221,038) in Unibanco and R$10,744,965 (March 31, 2005 - R$10,969,782) in Unibanco Consolidated, swap contracts in the amount of R$1,287,154 (March 31, 2005 - R$1,434,752) in Unibanco and R$1,845,247 (March 31, 2005 - R$2,024,981) in Unibanco Consolidated and forward transactions in the amount of R$130,324 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$8,562 (March 31, 2005 – R$35,577) in Unibanco and R$11,217 (March 31, 2005 – R$37,466) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the first quarter of 2005, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3.129 of the Brazilian Central Bank, in the amount of R$69,095 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the quarter, in the amount of R$5,330 .

During the six-month period ended June 30, 2005, certain swap contracts previously classified as cash flow hedge with exposure to the IGPM (Market General Price Index) from debentures, in accordance with Circular 3,129 of the Brazilian Central Bank, in the amount of R$224,056, were no longer classified as hedges due to the low effectiveness of the hedges, which was attributed to the change in the value of debentures items and the derivative financial instruments designed to hedge being outside the percentages of limits allowed by the Brazilian Central Bank. The adjustment to debentures due to the low effectiveness of the hedge was recorded as a charge to income, during the period, in the amount of R$8,049.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

	Unibanco

	June 30, 2005			March 31, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(18,744,967)	-	(18,744,967)	4,158,983	-	4,158,983
Forward contracts	-	441,312	441,312	-	497,895	497,895
Swap contracts	(62,118)	514,787	452,669	(104,284)	384,492	280,208
Swap contracts with daily
reset	1,545	-	1,545	1,535	-	1,535
Third curve swap contracts	-	63,831	63,831	-	32,455	32,455
Option contracts
Purchased option	5,609	3,113	8,722	1,416	-	1,416
Sale option	26,217	3,113	29,330	33,748	61,746	95,494

	Unibanco Consolidated

	June 30, 2005			March 31, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(18,250,007)	-	(18,250,007)	4,851,965	-	4,851,965
Forward contracts	38	381,650	381,688	1,516	497,073	498,589
Swap contracts	(62,113)	403,398	341,285	(104,278)	282,036	177,758
Swap contracts with daily
reset	36,856	-	36,856	41,341	-	41,341
Third curve swap contracts	-	63,831	63,831	-	32,455	32,455
Option contracts
Purchased option	5,609	37,224	42,833	1,416	-	1,416
Sale option	26,217	3,113	29,330	33,748	61,746	95,494
_____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$139,471 (March 31, 2005 - R$158,086) in Unibanco and R$150,661 (March 31, 2005 - R$186,961) in Unibanco Consolidated and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Assets
Less than 3 months	462,985	132,772	356,892	111,189
Between 3 months and 1 year	286,912	300,286	255,107	214,909
Between 1 and 3 years	221,784	93,090	204,946	80,552
More than 3 years	31,573	19,234	65,293	19,234
Total	1,003,254	545,382	882,238	425,884

Liabilities
Less than 3 months	62,172	65,846	62,390	77,270
Between 3 months and 1 year	230,858	193,033	217,199	179,311
Between 1 and 3 years	249,359	61,541	219,711	46,325
More than 3 years	1,684	884	1,684	658
Total	544,073	321,304	500,984	303,564

		Unibanco	Unibanco Consolidated

	June 30,	March 31,	June 30,	March 31,
	2005	2005	2005	2005
Assets
Forward contracts	50,704	14,436	62,438	34,954
Swap contracts	877,071	495,329	710,210	355,313
Third curve swap contracts	66,757	34,201	66,757	34,201
Option contracts – premiums paid	8,722	1,416	42,833	1,416
Total	1,003,254	545,382	882,238	425,884

Liabilities
Forward contracts	87,415	8,943	99,803	28,769
Swap contracts	424,402	215,121	368,925	177,555
Third curve swap contracts	2,926	1,746	2,926	1,746
Option contracts – premiums received	29,330	95,494	29,330	95,494
Total	544,073	321,304	500,984	303,564

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Unibanco

					June 30, 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(32,620,039)	14,021,830	(204,856)	58,098	(18,744,967)
Forward contracts	(227,386)	138,592	114,861	415,245	441,312
Swap contracts	348,267	90,679	(17,191)	30,914	452,669
Swap contracts with daily reset	58,718	(57,173)	-	-	1,545
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	-	42,833
Sale option	8,479	18,738	2,113	-	29,330

					Unibanco

					March 31, 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(8,841,666)	14,539,092	(1,590,980)	52,537	4,158,983
Forward contracts	(112,325)	(14,450)	115,502	509,168	497,895
Swap contracts	54,439	173,737	33,024	19,008	280,208
Swap contracts with daily reset	-	1,535	-	-	1,535
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

				Unibanco Consolidated

					June 30, 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(32,396,951)	14,238,673	(149,827)	58,098	(18,250,007)
Forward contracts	(287,474)	139,056	114,861	415,245	381,688
Swap contracts	243,074	72,069	(4,381)	30,523	341,285
Swap contracts with daily reset	94,029	(57,173)	-	-	36,856
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	34,111	42,833
Sale option	8,479	18,738	2,113	-	29,330

				Unibanco Consolidated

					March 31, 2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(8,607,830)	14,977,903	(1,570,645)	52,537	4,851,965
Forward contracts	(111,631)	(14,450)	115,502	509,168	498,589
Swap contracts	20,740	102,082	35,702	19,234	177,758
Swap contracts with daily reset	-	41,341	-	-	41,341
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

22. Other Information

(a) Assets leased to third parties, in the amount of R$1,089,559 (March 31, 2005 - R$1,028,117), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$578,071 (March 31, 2005 - R$533,567) and the residual value received in advance from these lessees amounts to R$406,645 (March 31, 2005 - R$386,658), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2005, the insurance coverage on properties and other assets in use totaled R$529,852 (March 31, 2005 - R$529,852) in Unibanco and R$1,178,651 (March 31, 2005 - R$1,167,498) in Unibanco Consolidated.

23. Subsequent Event

(a) Unibanco and Unibanco Holdings announced that they have agreed with Caixa Geral de Depósitos S.A to file registration statements in Brazil and in the United States for a global public offering of the equity interests in Unibanco and Unibanco Holdings held by Caixa Brasil SGPS, SA. Such registration requests were filed during July 2005 and are subject to analysis by applicable regulatory authorities.

(b) On July 29, 2005 Unibanco, acting through its Grand Cayman Branch, concluded the issuance of Perpetual Non- cumulative Junior Subordinated Securities in the total amount of US$500 million, that will accrue interest at a rate of 8.7% per annum, payable quarterly basis. The securities will be perpetual securities with no fixed maturity date or mandatory redemption date, and may be subject to redemption by Unibanco, in their entirely upon Brazilian Central Bank approval, on July 29, 2010 or on any interest payment date occurring thereafter, upon Brazilian Central Bank’s approval.

(c) The Exchange Securities Commission (CVM) through a formal communication issued on August, 8 2005, approved an update of the date, when the holders of preferred shares may to convert them into Units. The new date will be August 19, 2005. See Note 15 (g).

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	%Capital Investment in Controlled Company

			Insurance	Financial
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Company	Instituituion	533,828,584	49.709
02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	990,270	100.000
				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	197,865,776,034	100.000
04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity	Non-Financial
			Products	Instituituion	4,193,770	99.999
				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	4,965	99.940
				Financial
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	8,858,142,344	99.999
07	Unibanco Leasing S.A.			Financial
	Arrendamento Mercantil	44,071,785/0001-69	Leasing	Instituituion	264,919	99.999
				Financial
08	Interbanco S.A.	670,849	Bank	Instituituion	19,999,172	99.996

09	Unibanco Asset Management		Asset	Financial
	Banco de Investimento S.A.	59,608,174/0001-84	Management	Instituituion	2,936,804	99.999
10	Unibanco Negócios			Non-Financial
	Imobiliários Ltda.	34,098,442/0001-03	Service Render	Instituituion	49,567,999	99.999
11	Unibanco Serviços de			Non-Financial
	Investimento Ltda.	01,538,145/0001-03	Service Render	Instituituion	99,999	99.999
12	Unibanco Empreendimentos			Non-Financial
	e Participações Ltda.	60,938,552/0001-77	Service Render	Instituituion	201,910,495	48.003
13	Unibanco Empreendimentos			Non-Financial
	Ltda.	35,765,817/0001-35	Service Render	Instituituion	150,488,716	16.126
				Financial
14	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	5,538,478,783	99.980
15	BWU Comércio e			Non-Financial
	Entretenimento Ltda.	00,018,517/0001-08	Service Render	Instituituion	67,561,606	59.792
16	Unibanco Investshop –
	Corretora de Valores			Financial
	Mobiliários e Câmbio S.A.	66,649,955/0001-82	Brokerage	Instituituion	9,909,084	100.000

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00.0.0.01.01.00	National Treasury
	Securities	-	1,867,367.22	320,543.72	924,058.39	407,441.85	1,288,200.54	10,704.59
00.0.0.01.02.00	Brazilian Central Bank
	Securities	-	-	109,957.14	187,351.25	-	-	-
00.0.0.01.05.00	Time Deposits	-	1,009.54	-	-	10,545.62	6,459.30	-
00.0.0.01.07.00	Mortgage Notes	-		5,147.56	114,436.88	-	-	-
00.0.0.01.08.00	Debentures	-	171,183.86	404,012.44	508,961.69	321,374.60	2,536,328.88	-
00.0.0.01.09.00	Listed Companies
	Equity Securities	14,593.00	-	-	-	-	-	-
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	35,068.86	-	-	-	-	-	-
00.0.0.01.11.00	Other	71,614.51	409,822.85	57,255.58	231,914.24	28,608.90	9,209.46	-
00.0.0.02.01.00	Swaps	-	393,136.94	232,133.94	220,226.81	31,539.31	34.17	-
00.0.0.02.02.00	Forward contracts	-	23,349.07	27,122.46	232.60	-	-	-
00.0.0.02.04.00	Options	-	6,823.70	1,898.32	-	-	-	-
00.0.0.02.06.00	Other Derivative
	Financial Instruments	-	39,675.43	25,757.55	1,324.30	-	-	-
00.0.0.02.00.00	TOTAL OF
	DERIVATIVE
	FINANCIAL
	INSTRUMENTS	-	462,985.14	286,912.27	221,783.71	31,539.31	34.17	-
00.0.0.01.00.00	TOTAL OF
	MARKETABLE
	SECURITIES	121,276.37	2,449,383.47	896,916.44	1,966,722.45	767,970.97	3,840,198.18	10,704.59

Code	Description	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	4,993,998.18	4,818,316.31
00.0.0.01.02.00	Brazilian Central Bank Securities	299,340.12	297,308.39
00.0.0.01.05.00	Time Deposits	18,014.46	18,014.46
00.0.0.01.07.00	Mortgage Notes	119,584.44	119,584.44
00.0.0.01.08.00	Debentures	3,941,861.47	3,941,861.47
00.0.0.01.09.00	Listed Companies Equity Securities	14,593.00	14,593.00
00.0.0.01.10.00	Non-listed Companies Equity
	Securities	35,068.86	35,068.86
00.0.0.01.11.00	Other	821,229.90	808,425.54
00.0.0.02.01.00	Swaps	877,071.17	877,071.17
00.0.0.02.02.00	Forward contracts	50,704.13	50,704.13
00.0.0.02.04.00	Options	8,722.02	8,722.02
00.0.0.02.06.00	Other Derivative Financial
	Instruments	66,757.28	66,757.28
00.0.0.02.00.00	TOTAL OF DERIVATIVE
	FINANCIAL INSTRUMENTS	1,003,254.60	1,003,254.60
00.0.0.01.00.00	TOTAL OF MARKETABLE
	SECURITIES	10,243,690.43	10,053,172.47

7017 - MARKETABLE SECURITIES

		No stated maturity	Up to 3 months	3 months to 1 year				More than 15 years
Code	Description				1-3 years	3-5 years	5-15 years

00.0.0.01.01.00	Own Portfolio	121,276.37	2,200,024.46	624,278.83	1,148,056.02	410,396.26	1,380,500.18	10,704.59
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	182,380.38	177,679.66	341,461.80	330,511.02	2,459,698.00	-
00.0.0.01.03.00	Derivative Financial Instruments	-	462,985.13	286,912.27	221,783.72	31,539.31	34.17	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	-	80,991.66	16,347.29	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	66,893.88	13,966.29	460,857.33	27,063.69	-	-
00.0.0.01.08.00	Notes Subject
	to Operations	-	84.76	-	-	-	-	-
00.0.0.01.00.00	Total	121,276.37	2,912,368.61	1,183,828.71	2,188,506.16	799,510.28	3,840,232.35	10,704.59

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

			% on the		% on the	Allowance for		% on the
Code	Description	Amount	total	Amount	total	loan losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	4,064,168.85	82.31	2,891,566.13	11.30	8,289.55	5,139,313.11	13.95
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	873,378.93	17.69	4,941,178.09	19.30	156,833.08	5,639,965.99	15.31
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	-	-	3,665,058.67	14.32	145,069.95	3,740,863.76	10.16
00.0.0.01.04.00	Other	-	-	14,098,402.51	55.08	921,212.70	22,315,006.92	60.58
00.0.0.01.00.00	Total	4,937,547.78	100.00	25,596,205.40	100.00	1,231,405.28	36,835,149.78	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in		Falling due portfolio

		arrears	Up to 3	3 months
Code	Description	over 15 days	months	to 1 year	1-3 years	3-5 years	5-15 years

00.1.1.00.00.00	Public Sector	-	157,690.18	266,584.17	85,675.88	78,853.70	97,233.48
00.1.1.02.00.00	Corporate Activities	-	157,690.18	266,584.17	85,675.88	78,853.70	97,233.48
00.1.1.02.01.00	Manufacturing	-	157,690.18	266,584.17	85,675.88	78,853.70	97,233.48
00.1.4.00.00.00	Private Sector	461,068.12	9,280,734.05	7,068,637.66	5,550,376.58	1,571,830.55	977,521.03
00.1.4.01.00.00	Agricultural	3,793.24	338,668.67	392,966.60	123,709.54	49,917.83	55,218.51
00.1.4.02.00.00	Manufacturing	83,902.88	3,673,382.29	2,636,236.25	2,526,001.42	831,982.11	308,555.88
00.1.4.03.00.00	Trade	36,132.97	2,553,558.12	507,569.42	129,668.59	21,677.31	32.96
00.1.4.04.00.00	Financial Services	275.26	329,938.13	156,601.68	135,203.51	3,980.65	-

00.1.4.05.00.00	Other Services	81,033.88	591,843.37	1,745,422.40	1,448,369.97	444,724.93	227,464.86
00.1.4.06.00.00	Individuals	242,713.26	1,754,987.86	1,524,930.37	943,635.16	32,096.36	158.03
00.1.4.07.00.00	Residential
	Construction loans	13,216.63	38,355.61	104,910.94	243,788.39	187,451.36	386,090.79
00.1.0.00.00.00	Total	461,068.12	9,438,424.23	7,335,221.83	5,636,052.46	1,650,684.25	1,074,754.51

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.1.00.00.00	Public Sector	-	32,589.11	-	-	-
00.1.1.02.00.00	Corporate Activities	-	32,589.11	-	-	-
00.1.1.02.01.00	Manufacturing	-	32,589.11	-	-	-
00.1.4.00.00.00	Private Sector	17,896,059.80	17,060,272.86	163,714.00	9,648.00	109,067.19
00.1.4.01.00.00	Agricultural	255,744.09	350,527.64	-	-	-
00.1.4.02.00.00	Manufacturing	6,672,820.23	6,011,934.50	51,605.81	371.19	6,695.42
00.1.4.03.00.00	Trade	3,445,762.13	3,422,989.02	23,180.70	3,460.79	8,539.99
00.1.4.04.00.00	Financial Services	224,360.28	195,145.92	4,680.48	56.39	105.32
00.1.4.05.00.00	Other Services	4,643,872.94	4,552,455.56	18,167.78	839.32	30,592.31
00.1.4.06.00.00	Individuals	2,390,730.34	2,347,328.67	65,683.64	4,895.64	62,470.10
00.1.4.07.00.00	Residential Construction
	Loans	262,769.79	179,891.55	395.59	24.67	664.05
00.1.0.00.00.00	Total	17,896,059.80	17,092,861.97	163,714.00	9,648.00	109,067.19

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

		Private	Individuals	Private	Individuals
Code	Description	companies		companies

00.0.1.01.00.00	Local	2,889,134.04	163,413.76	18,624,909.05	6,845,577.48
00.0.1.01.01.00	The North	29,192.75	2,056.09	65,872.87	58,498.21
00.0.1.01.02.00	The Northeast	128,865.89	7,105.65	674,823.52	471,166.61
00.0.1.01.03.00	The Southeast	2,374,706.28	135,723.76	16,793,712.14	5,534,000.52
00.0.1.01.04.00	The Middle-west	66,549.63	4,187.03	229,167.07	153,212.32
00.0.1.01.05.00	The South	289,819.49	14,341.23	861,333.45	628,699.82
00.0.1.02.00.00	Abroad	148,239.69	-	501,675.53	-
00.0.1.00.00.00	Total	3,037,373.73	163,413.76	19,126,584.58	6,845,577.48

		Savings Deposits

		Private Sector

		Private	Individuals	Lending Operation
Code	Description	Companies		Portfolio

00.0.1.01.00.00	Local	94,942.48	5,066,347.54	24,127,064.87
00.0.1.01.01.00	The North	1,511.17	56,281.69	134,184.51
00.0.1.01.02.00	The Northeast	4,909.83	364,275.39	1,181,023.44
00.0.1.01.03.00	The Southeast	76,088.36	4,063,877.77	19,676,453.01
00.0.1.01.04.00	The Middle-west	1,322.40	118,869.81	652,547.53
00.0.1.01.05.00	The South	11,110.72	463,042.88	2,482,856.38
00.0.1.02.00.00	Abroad	-	-	1,469,140.53
00.0.1.00.00.00	Total	94,942.48	5,066,347.54	25,596,205.40

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	8,963.25	4,533.37	3,245.74	1,468.55	100.86
00.0.0.01.02.00	Loans	2,393,642.16	3,549,590.18	974,567.78	494,858.25	547,986.57
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	439,251.80	182,035.54	44,179.08	10,452.36	3,685.90
00.0.0.01.04.00	Overdraft Loans	207,709.93	456,667.05	270,057.93	69,577.64	2,135.76
00.0.0.01.05.00	Individual Loans	315,340.67	499,734.25	102,295.21	26,036.23	11,561.54
00.0.0.01.06.00	Individual Financing	133,054.64	966,562.39	75,062.73	63,877.62	23,196.64
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	660,858.27	352,565.46	129,178.66	16,263.08	18,663.45
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	378,203.45	40,206.07	18,759.21	8,573.27	554.61
00.0.0.01.09.00	Vendor	323,218.85	32,736.06	5,837.88	77.10	-
00.0.0.01.10.00	Purchase Financing	489,503.82	221,645.36	187,628.10	50,810.38	61.21
00.0.0.01.11.00	Agricultural	422,029.85	359,813.21	103,322.25	32,490.77	2,889.17
00.0.0.01.12.00	Real Estate Loans	976,864.71	65,551.61	101,050.61	36,324.78	15,698.90
00.0.0.01.15.00	Other Financing	4,849,620.02	1,674,349.16	350,869.06	278,157.98	73,495.70
00.0.0.01.19.00	Other Loans	218,081.52	158,398.54	26,078.45	122,087.79	426.42
00.0.0.01.00.00	Total	11,816,342.94	8,564,388.25	2,392,132.69	1,211,055.80	700,456.73

		Amounts by Risk Level					Total

Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	246.48	18,558.25	-
00.0.0.01.02.00	Loans	100,176.62	81,999.07	143,080.13	303,275.34	8,589,176.10	690,407.45
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	3,112.60	1,713.81	1,820.57	12,277.28	698,528.94	250,231.59
00.0.0.01.04.00	Overdraft Loans	1,525.41	421.51	61.21	6.54	1,008,162.98	-
00.0.0.01.05.00	Individual Loans	6,499.86	9,060.26	6,195.11	26,733.88	1,003,457.01	-
00.0.0.01.06.00	Individual
	Financing	11,787.49	9,556.18	8,144.92	33,919.20	1,325,161.81	1,308,102.92
00.0.0.01.07.00	Advances on
	Exchange Contracts
	(before export)	3.48	324.59	-	490.09	1,178,347.08	69,976.22
00.0.0.01.08.00	Advances on
	Exchange Contracts
	(after export)	79.50	854.73	-	2,389.27	449,620.11	26,700.72
00.0.0.01.09.00	Vendor	3.75	-	104.46	5,231.75	367,209.85	-
00.0.0.01.10.00	Purchase Financing	54.56	166.77	-	367.70	950,237.90	-
00.0.0.01.11.00	Agricultural	873.20	-	40,240.33	2,615.62	964,274.40	775,941.28
00.0.0.01.12.00	Real Estate Loans	9,420.39	4,100.46	2,887.29	21,517.52	1,233,416.27	1,222,708.72
00.0.0.01.15.00	Other Financing	5,338.17	2,555.33	2,107.84	13,326.66	7,249,819.92	4,094,915.77
00.0.0.01.19.00	Other Loans	108.35	101.36	78.65	34,873.70	560,234.78	12,970.95
00.0.0.01.00.00	Total	138,983.38	110,854.07	204,720.51	457,271.03	25,596,205.40	8,451,955.62

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

			Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate

Code	Description	Fixed Rate			Dollar	Other

00.0.0.01.01.00	Lending Operations	9,551,559.17	4,229,237.87	1,252,123.41	4,343,744.14	4,031,338.79
00.0.0.01.03.00	Other	432,847.92	120,049.42	2,007.05	1,627,972.89	5,324.74
00.0.0.01.00.00	Total	9,984,407.09	4,349,287.29	1,254,130.46	5,971,717.03	4,036,663.53

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.01.00	Assignment of loan with co-obligation	-	-	-	37.71
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	3,133.00
00.0.0.01.00.00	Total	-	-	-	3,170.71

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	806.79	843,856.22	2,678.98	2,567,647.56	315.74	316,496.54
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	16.87	214,296.30	38.03	523,306.67	5.82	82,150.82
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	13.79	448,943.86	14.99	447,568.52	3.65	115,581.74
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	7.31	506,151.08	4.23	290,158.32	1.59	114,104.24
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	5.28	989,154.65	3.12	641,756.84	1.69	348,948.48
00.0.0.01.06.00	Over to R$ 500,000.00	2.10	8,813,940.83	1.18	4,093,950.34	0.52	1,414,850.87
00.0.0.01.00.00	Total	852.14	11,816,342.94	2,740.53	8,564,388.25	329.01	2,392,132.69

		C		D		E

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	172.78	225,934.71	69.96	105,901.68	33.07	53,003.12
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.67	64,691.81	2.20	29,938.17	1.03	14,195.73
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.95	58,334.44	0.88	26,127.97	0.49	14,460.22
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.59	41,813.62	0.23	16,117.36	0.13	8,890.05
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.48	94,954.49	0.16	30,569.26	0.08	16,197.28
00.0.0.01.06.00	Over to R$ 500,000.00	0.18	725,326.73	0.05	491,802.29	0.01	32,236.98
00.0.0.01.00.00	Total	180.65	1,211,055.80	73.48	700,456.73	34.81	138,983.38

		F		G		H

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	41.88	60,396.77	29.85	44,431.89	132.59	184,930.63
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.06	14,248.84	0.74	10,125.07	3.32	45,727.90
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.51	14,873.19	0.32	9,307.98	1.38	40,045.42
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.09	6,121.33	0.07	4,606.12	0.31	21,091.56

00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.05	8,695.53	0.03	4,419.08	0.15	27,737.54
00.0.0.01.06.00	Over to R$ 500,000.00	-	6,518.41	0.02	131,830.37	0.05	137,737.98
00.0.0.01.00.00	Total	43.59	110,854.07	31.03	204,720.51	137.80	457,271.03

7026 - FIXED ASSETS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.1.01.00.00	Furniture and Equipment Inventory	991.85	-	-	991.85
00.0.1.02.00.00	Property and Equipment in process	2,258.57	-	2,248.90	9.67
00.0.1.03.00.00	Land and Buildings in Use	101,482.71	2,634.33	1,642.70	102,474.34
00.0.1.03.01.00	Land and Buildings	101,482.71	2,634.33	1,642.70	102,474.34
00.0.1.04.00.00	Facilities, Furniture and Equipment	63,375.95	1,955.53	3,614.28	61,717.20
00.0.1.05.00.00	Other	177,155.58	4,632.81	14,355.36	167,433.03
00.0.1.00.00.00	Total	345,264.66	9,222.67	21,861.24	332,626.09

7027 - FUNDING BY MATURITY

		Maturity

		No stated	Up to 3	3 months to 1
Code	Description	maturity	months	year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,362,214.50	4,008,174.17	7,831,932.68	7,894,341.38	7,017,727.85	1,720,759.20
00.0.1.01.01.00	Demand Deposits	3,199,808.30	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,886,853.84	7,205,987.64	7,853,808.81	7,017,727.85	7,783.91
00.0.1.01.03.00	Savings Deposits	5,161,290.02	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	121,320.33	625,945.04	40,532.57	-	1,712,975.29
00.0.1.01.05.00	Foreign Deposits	979.19	-	-	-	-	-
00.0.1.01.06.00	Other	136.99	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under
	Repurchase Agreements	-	5,799,381.77	778,316.36	-	-	-
00.0.1.03.00.00	Local Borrowings	-	82.76	243.25	324.34	297.31	108.09
00.0.1.04.00.00	Foreign Borrowings	-	809,502.95	1,534,102.45	310,613.71	47,379.66	21,026.40
00.0.1.05.00.00	Local Onlendings	-	339,657.56	1,041,447.25	2,043,672.57	731,547.63	411,244.99
00.0.1.06.00.00	Foreign Onlending	-	3,601.28	40,176.25	76,099.37	30,078.81	7,335.31
00.0.1.08.00.00	Subordinated Debt	-	-	80,597.19	-	352,560.00	1,337,302.57
00.0.1.00.00.00	Total	8,362,214.50	10,960,400.49	11,306,815.43	10,325,051.37	8,179,591.26	3,497,776.56

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group

				Excess /			Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.00.00	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	-	-	-	6,980,843.00	10,231,046.00	3,250,203.00	7,496,686.63	10,773,088.70	3,276,402.07
00.0.0.01.01.00	Credit Risk	-	-	-	6,358,636.17	-	-	6,874,470.28	-	-
00.0.0.01.02.0	Exchange Rate
	Market Risk	-	-	-	544,830.55	-	-	544,830.55	-	-
00.0.0.01.03.0	Interest Rate
	Market Risk	-	-	-	77,376.28	-	-	77,385.80	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	5,093,100.14	4,270,457.86	822,642.28	5,364,118.89	2,889,963.69	2,474,155.20
00.0.0.03.00.0	Minimum	766,520.00	9,830,598.44	9,064,078.44	-	-	-	-	-	-

	Regulatory
	Stockholders'
	Equity
	Required
00.0.0.04.00.0	Minimum
	Regulatory
	Capital Required	766,520.00	5,000,000.00	4,233,480.00	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income (Loss)
Item	Branch Code	Branch Name	Assets	Liabilities	for the Period

					(+/-)
1	53855	Patriarca	55,809,407.92	48,275,120.53	(212,703.13)
2	800260	Cayman	8,288,037.04	7,872,783.18	(10,561.67)
3	89027	Business Center Paulista	3,605,182.72	3,617,441.16	(33,107.43)
4	96317	Business Center Rio	1,787,519.82	1,855,745.60	(56,008.26)
5	96074	Business Center Santo Amaro	1,299,779.66	1,236,751.19	26,273.15
6	800855	Nassau	1,194,223.55	976,941.47	49,079.99
7	57338	Carijós	570,427.58	586,799.77	(9,843.15)
8	12660	Campinas Centro	492,686.24	493,426.29	(1,207.96)
9	144656	Marechal - Curitiba	472,769.93	487,185.87	(13,621.85)
10	17972	Ribeirão Preto	379,799.18	379,981.05	(3,297.72)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	90,478.82
00.0.0.01.02.00	Private Retirement	2,620.25
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	21,684.93
00.0.0.01.05.00	Compensation for Hired Employees	465.29
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,034.29
00.0.0.01.07.00	Other Employees Benefits	52,998.04
00.0.0.01.00.00	TOTAL CHARGES	170,281.62
00.0.0.02.01.00	IOF (Tax on Financial Operations)	66,563.17
00.0.0.02.02.00	Income Taxes	546,423.97
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	372,184.14
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	11,885.00
00.0.0.02.05.00	Taxes for Social Security Financing	108,581.57
00.0.0.02.06.00	ISS (Municipal Services Tax)	18,623.25
00.0.0.02.07.00	Other	9,896.21
00.0.0.02.00.00	TOTAL TAXES	1,134,157.31

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	683,560.00	4,697,615.67
00.0.0.01.06.00	Collections	52,391.00	95,972.76
00.0.0.01.00.00	Total	735,951.00	4,793,588.43

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	26,435,940.00	14,627,512.62
00.0.1.01.01.00	Conventional System	33,730.00	21,095.67
00.0.1.01.02.00	Electronic System	26,402,210.00	14,606,416.95
00.0.1.02.00.00	Electronic Draft	72,502.00	39,370.78
00.0.1.03.00.00	Electronic Transfers	125,379.00	16,940.66
00.0.1.04.00.00	Electronic Collection	18,837,594.00	15,767,140.20
00.0.1.00.00.00	Total	45,471,415.00	30,450,964.26

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Stockholders and Board of Directors Unibanco - União de Bancos Brasileiros S.A.

1	We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco), for the quarter ended June 30, 2005, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the statements of income for the six-month period then ended and the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2	Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3	Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4	The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of June 30, 2005 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5	The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred to in paragraph 1. Exhibits 7016 to 7032, 7034 to 7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

São Paulo, August 10, 2005

PricewaterhouseCoopers

Auditores Independentes	Paulo Sergio Miron
CRC 2SP000160/O-5	Contador CRC 1SP173647/O-5

7034 - PROVISIONS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	ASSETS	1,238,758.33	238,192.58	214,796.50	1,262,154.41
00.0.0.01.06.00	Lending Operations	1,179,488.34	215,219.27	214,796.50	1,179,911.11
00.0.0.01.08.00	Other Credits	28,520.86	22,973.31	-	51,494.17
00.0.0.01.09.00	Investments	30,749.13	-	-	30,749.13
00.0.0.04.00.00	LIABILITIES	1,402,081.95	243,090.74	173,101.33	1,472,071.36
00.0.0.04.03.00	Labor Contingencies	534,149.59	95,233.17	156,374.94	473,007.82
00.0.0.04.04.00	Other Civil Contingencies	318,415.85	9,044.37	13,333.18	314,127.04
00.0.0.04.05.00	Other Contingencies	549,516.51	138,813.20	3,393.21	684,936.50

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00.0.1.00.00.00	Shares	1,408,858.33
00.0.1.01.00.00	Capital	1,396,772.71
00.0.1.01.01.00	Common Shares - Local Residents	751,924.49
00.0.1.01.02.00	Common Shares - Foreign Residents	3,733.68
00.0.1.01.03.00	Preferred Shares - Local Residents	179,891.13
00.0.1.01.04.00	Preferred Shares - Foreign Residents	461,223.41
00.0.1.02.00.00	Treasury Shares	12,085.62
00.0.1.02.02.00	Preferred Shares	12,085.62

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	3/30/2005	2	4/29/2005	1	0.000057768700000
2	3/30/2005	2	4/29/2005	2	0.000063545600000
3	7/15/2005	2	7/29/2005	1	0.188778900000000
4	7/15/.2005	2	7/29/2005	2	0.207656800000000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	4,496,868.22	969,965.94	503,798.56	4,963,035.60
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	179,329.61	41,636.12	5,973.58	214,992.15
00.0.0.01.02.00	Individuals and Non-Financial
	Companies	952,298.67	396,475.40	370,916.18	977,857.89
00.0.0.01.03.00	Other	3,365,239.94	531,854.42	126,908.80	3,770,185.56
00.0.0.02.00.00	Co-Obligation for Credit Assignment	40,493.31	37.71	1,301.84	39,229.18
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	40,493.31	37.71	1,301.84	39,229.18

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,578,099.37	4,977,023.86	7,555,123.23
00.0.0.01.01.00	Cash And Due From Banks	124,570.84	68,574.70	193,145.54
00.0.0.01.02.00	Marketable Securities	-	3,482,567.12	3,482,567.12
00.0.0.01.03.00	Lending Operations	-	1,419,412.36	1,419,412.36
00.0.0.01.04.00	Other Credits	2,453,528.53	6,469.68	2,459,998.21

00.0.0.04.00.00	LIABILITIES	3,304,671.55	6,187,438.29	9,492,109.84
00.0.0.04.01.00	Deposits	979.19	905,405.02	906,384.21
00.0.0.04.02.00	Other Funding	1,714,239.84	3,200,087.29	4,914,327.13
00.0.0.04.03.00	Borrowings	1,589,452.52	1,133,172.65	2,722,625.17
00.0.0.04.07.00	Subordinated Debt	-	948,773.33	948,773.33

		By Currency

					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	6,883,923.36	378,477.08	7,652.21	2,558.76	133,355.75	149,156.07
00.0.0.01.01.00	Cash And Due From Banks	111,930.45	70,892.18	4,250.75	2,100.25	864.76	3,107.15
00.0.0.01.02.00	Marketable Securities	3,322,806.03	16,289.92	-	-	-	143,471.17
00.0.0.01.03.00	Lending Operations	1,409,510.63	9,901.73	-	-	-	-
00.0.0.01.04.00	Other Credits	2,039,676.25	281,393.25	3,401.46	458.51	132,490.99	2,577.75

00.0.0.04.00.00	LIABILITIES	9,153,516.02	273,104.43	3,482.67	16,529.87	22,902.29	22,574.56
00.0.0.04.01.00	Deposits	906,383.92	-	-	-	-	0.29
00.0.0.04.02.00	Other Funding	4,733,630.53	170,375.44	3,482.67	882.06	1,866.23	4,090.20
00.0.0.04.03.00	Borrowings	2,564,728.24	102,728.99	-	15,647.81	21,036.06	18,484.07
00.0.0.04.07.00	Subordinated Debt	948,773.33	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Comments on Performance

Net income for first half 2005 amounted to R$854 million. Operating income reached R$1,395 million.

Unibanco paid interest on capital stock, net of income tax, in the amount of R$282.6 million for the first half 2005. It is worth mentioning that, since the first quarter 2005, the bank adopted the practice of payment of interest on capital stock on a quarterly basis (please see section 8 – Corporate Governance).

Stockholders’ equity, in June, 2005, amounted to R$8,660 million.

Annualized return on average equity (ROAE) was 21.4% in the first half 2005.

The efficiency ratio significantly improved to 53.2% in the first half of 2005.

Gross profit from financial intermediation reached R$3,167 million in the first half of the year. Such result, before provision for credit losses, was R$3,913 million in the first half 2005.

Fees from services rendered reached R$1,560 million in the first half 2005. Such amount, for the first half 2004, included fees from Credicard and Orbitall. Unibanco sold its equity participation in these companies in the second half of 2004. Excluding the fees from Credicard and Orbitall from the first half 2004, fees from services rendered would have grown by 13.5% in 12 months. Banking fees reached R$884 million in the first half 2005; credit card fees reached R$476 million; and fees from asset management were R$200 million.

Personnel and administrative expenses reached R$2,418 million in the first half 2005, composed of personnel expenses of R$913 million and other administrative expenses of R$1,505 million. Total expenses rose by 1.4%, while inflation for the period, as measured by the IPC-A, reached 7.3% .

Assets and Liabilities

Unibanco’s consolidated total assets amounted to R$82,992 million on June 30, 2005, influenced mostly by the growth in loan portfolio and the decrease of the securities portfolio, the latter as a consequence of marketable securities sales and redemptions at maturity.

The securities portfolio amounted to R$15,980 million in June 30, 2005, of which 50% were classified as trading securities, 23% as available for sale and 27% as held to maturity. Unibanco classifies as held to maturity those securities for which it has the intention and the financial capability to hold in the portfolio until maturity, based on the maturities, interest rates (positive spread) and currency of its liability positions.

The consolidated loan portfolio reached R$35,154 million on June 30, 2005.

The loan portfolio as of June 30, 2005 was comprised of 92.8% Loans rated between AA and C, the lowest risk levels, according to Resolution 2,682. As of the same date, the balance for the consolidated allowance for loan losses reached R$1,739 million, representing 4.9% of the portfolio, while the loans classified between E and H were 4.3% of the portfolio. Coverage ratio of E-H loans by allowance for loan losses stood at 115.0% . Of the allowances, R$412 million were based on more conservative percentages than those required by the regulatory authority.

As of June 30, 2005, Unibanco’s overall funding reached R$100 billion, including R$35,119 million in mutual funds and assets under management. Core deposits (stable, low-cost funding), were up 23.6% Y-o-Y. This growth was influenced by SuperPoupe, a product launched in 2004, that reached a balance of R$2,350 million at the end of June, 2005.

The BIS ratio stood at 16.1% on June 30, 2005, above the 11% minimum required by the Brazilian Central Bank. The issuance of perpetual securities, at the end of July, will increase the ratio to approximately 18%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer